Exhibit 99.2

NOTICE OF ANNUAL MEETING AND
INFORMATION CIRCULAR AND PROXY STATEMENT

With Respect to the
Annual Meeting of Shareholders
to be held on

Friday, May 8, 2015

April 2, 2015

Table of Contents

Notice of Annual Meeting	1

Shareholder and Voting Information
General Meeting Information	2
Voting Information	4

Business of the Meeting
Financial Statements	7
Appointment of Auditors	7
Annual Election of Board of Directors	7
Advisory Vote on Executive Compensation	20

Corporate Governance
Board Composition	21
Orientation and Continuous Development	21
Diversity Policy	22
Gender Diversity	22
Board and Committee Meetings	22
Director Term Limits	22
Board Directorship Policy	23
Director Compensation	23
Director Emeritus	23
Executive Succession Planning	23
Ethical Business Conduct	24
Independent Director Performance Assessments	24

Board Mandate and Committees
Position Descriptions and Responsibilities	25
Rotation of Committee Assignments and Chairs	25

Director Compensation
Philosophy	28
Fees and Retainers	28
Share-Based Awards	28
Director Summary Compensation Table	29
Director Share Ownership Requirements	30

Executive Compensation
Letter to Shareholders	32
Named Executive Officers and Profiles	35
Compensation & Human Resources Committee Governance	41
Aligning Executive Compensation and Shareholder Interests	43
Compensation Discussion & Analysis	45
Executive Compensation Components	46
2014 Compensation Treatment for Named Executive Officers	49
Executive Compensation Tables	57
Termination and Change of Control Benefits	61

Notice of Annual Meeting of Shareholders

We invite you to attend our annual meeting (“Meeting”) of holders of common shares of Enerplus Corporation (“Enerplus”), which will be held on Friday, May 8, 2015, at 10:00 a.m. (Calgary time) at the Calgary Telus Convention Centre (Glen 205 Room), 120 — 9th Avenue SW, Calgary, Alberta.  The Meeting will have the following purposes:

1.              To receive the consolidated financial statements of Enerplus for the year ending December 31, 2014, together with the auditors’ report on those statements;

2.              To appoint the auditors of Enerplus;

3.              To elect the directors of Enerplus;

4.              To vote, on an advisory, non-binding basis, to accept Enerplus’ approach to executive compensation; and

5.              To conduct any other business that may properly come before the Meeting.

The accompanying Information Circular and Proxy Statement (“Information Circular”) provides detailed information relating to the matters to be dealt with at the Meeting and the voting process, as well as the text of certain of the resolutions proposed to be passed at the Meeting.  The Information Circular contains important information, such as discussion regarding Enerplus’ executive compensation, corporate governance matters, and board compensation and mandates.  This information will help you learn more about us and help you in your voting decisions.

By order of the Board of Directors on April 2, 2015,

“David A. McCoy”

David A. McCoy
Vice-President, General Counsel & Corporate Secretary

SHAREHOLDER AND VOTING INFORMATION

General Meeting Information

About this Information Circular

This Information Circular is furnished to you in connection with the solicitation of proxies by Enerplus for use at the Meeting. Solicitation of proxies may be made through the mail, by telephone or in person by our management, who will not be paid for such solicitation.  The costs incurred in the solicitation of proxies and in the preparation and mailing of this Information Circular will be borne by Enerplus.

This Information Circular is dated April 2, 2015 and all information contained in this Information Circular is given as of such date, unless stated otherwise.

Unless expressly stated otherwise, all dollar amounts and references to “$” in this Information Circular are in Canadian dollars.

Common Shares Outstanding

Our Common Shares (which are the only outstanding securities of Enerplus that allow the holders to vote at meetings of Shareholders) are listed on the TSX and on the NYSE under the symbol “ERF”.  As at March 6, 2015, there were 205,920,733 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of Enerplus, no person beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights of the issued and outstanding Common Shares.

Quorum

The quorum for the Meeting will consist of two or more individuals present in person and holding or representing by proxy not less than 10% of the issued and outstanding Common Shares.  If a quorum is not present at the opening of the Meeting, the Meeting may be adjourned and rescheduled.  If the Meeting is adjourned for less than 30 days, no notice of the adjourned meeting will be provided.  If the Meeting is adjourned for 30 days or more, notice of the adjourned meeting will be given.

Advance Notice for Director Nominations

Enerplus’ by-laws require advance notice for nomination of directors for consideration at a Shareholders meeting. Any notices of director nominations must be submitted to the Corporate Secretary of Enerplus no later than 30 days and not more than 65 days prior to the date of an annual meeting. The notice must include certain information about the proposed director nominee(s) (including name, age, residency, citizenship and principal occupation) and the nominating Shareholder. Only those director nominees that comply with applicable requirements set out in Enerplus’ by-laws will be eligible for election as directors of Enerplus. A copy of Enerplus’ by-laws is available under Enerplus’ profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Financial Statements and Material Company Information

Enerplus regularly files quarterly and annual financial statements, as well as material change reports, management’s discussion and analysis, and other important information with the securities commissions or similar authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission.  Financial information of Enerplus is contained in the audited and consolidated comparative financial statements and management’s discussion and analysis for the year ending December 31, 2014, which have been provided to Shareholders who have requested such materials.  Copies of such documents are available on the internet under Enerplus’ SEDAR profile at www.sedar.com or on EDGAR at www.sec.gov, on Enerplus’ website at www.enerplus.com, or may be obtained without charge upon request to Enerplus, Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Attention: Investor Relations, or by telephone (1-800-319-6462) or email (investorrelations@enerplus.com).

Other Matters

As of the date of this Information Circular, none of the directors or executive officers of Enerplus are aware of any amendment, variation or other matter to come before the Meeting other than the matters listed in the Notice of Meeting.  If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

Indebtedness of Directors and Officers

Enerplus does not provide financial assistance in the form of loans or guarantees to its directors and executive officers.  To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors or executive officers of Enerplus, or any associate or affiliate of the foregoing, has been indebted to Enerplus or any of its subsidiaries at any time since January 1, 2014.

Interests in Material Transactions

To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors or executive officers of Enerplus, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any material transaction with Enerplus since January 1, 2014 or in any proposed transaction that has materially affected or would materially affect Enerplus or any of its subsidiaries, except as otherwise disclosed in this Information Circular.

Interests in the Business of the Meeting

To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors or executive officers of Enerplus or anyone who has held such office since January 1, 2014, or any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Information Circular.

Non-GAAP Measures

This Information Circular makes references to certain financial measures, including “capital efficiency”, “funds flow”, “recycle ratio” and “reserves replacement ratio”, which do not have a standardized meaning or definition as prescribed by U.S. GAAP.  “Reserves Replacement Ratio” is used by Enerplus and is a common industry metric that is useful to investors and securities analysts to measure the percentage of change in proved plus probable reserves additions and revisions (excluding acquisitions and dispositions) divided by production within the same year.

Readers are referred to discussion under the heading “Non-GAAP Measures” in Enerplus’ management’s discussion and analysis for the year ending December 31, 2014 and under the heading “Non-GAAP Measures” in Enerplus’ press release dated February 20, 2015 (both available under Enerplus’ profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov).  In addition, readers are also referred to the discussion under the heading “Presentation of Oil and Gas Reserves, Resources and Production Information” in Enerplus’ annual information form for the year ending December 31, 2014 (available under Enerplus’ profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov) regarding the references to reserves, contingent resources and operational information in this Information Circular.

This Information Circular also contains information about Enerplus’ F&D and FD&A costs. For additional information on Enerplus’ F&D and FD&A costs, see discussion under the heading “F&D and FD&A Costs” and “Information Regarding Reserves, Resources and Operational Information — F&D and FD&A Costs” in Enerplus’ press release dated February 20, 2015 (available under Enerplus’ profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov).

Voting Information

Record Date

Every registered holder of Common Shares at the close of business on March 27, 2015, being the Record Date for the Meeting, is entitled to receive notice of and vote their Common Shares at the Meeting on the basis of one vote for each Common Share held.  Only Shareholders whose names have been entered in the register of Common Shares on the Record Date will be entitled to receive notice of and to vote at the Meeting, unless that Shareholder has transferred any Common Shares subsequent to that date and the transferee Shareholder, not later than two days before the Meeting or any shorter period that the Chairman of the Meeting may permit, establishes ownership of the Common Shares and requests that the transferee’s name be included on the list of Shareholders entitled to vote at the Meeting.

Notice-and-Access

This year Enerplus is using the notice-and-access model to deliver meeting materials to beneficial holders of Common Shares. Notice-and-access is a new set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs. You can view Enerplus’ Meeting materials online under its profile on www.sedar.com or www.enerplus.com.

In connection with the Meeting, Enerplus has mailed the following: (i) to Beneficial Shareholders: a voting instruction form; the Notice of Meeting, how to access the Information Circular and other proxy-related materials, and how to request a paper copy of the Information Circular; and a request card for financial statements; (ii) to Registered Shareholders: a Form of Proxy, the Notice of Meeting and the Information Circular; and (iii) to all Shareholders who requested, a copy of Enerplus’ consolidated financial statements for the year ending December 31, 2014 and accompanying management’s discussion and analysis.

Enerplus is sending the meeting materials described above directly to its Registered Shareholders and indirectly to all Beneficial Shareholders through their intermediaries.  Enerplus will pay for an intermediary to deliver the applicable meeting materials to “objecting beneficial owners”.  Enerplus is not sending any meeting materials directly to “non-objecting beneficial owners”.

Appointment of Proxies

A form of proxy or voting instruction form, each referred to as a Form of Proxy, accompanies this Information Circular. The persons named in the Form of Proxy are officers of Enerplus.  A person or corporation submitting the Form of Proxy has the right to appoint a person (who does not have to be a Shareholder) to be their representative at the Meeting, other than the persons designated in the Form of Proxy furnished by Enerplus.  Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose.  If you cannot attend the Meeting in person, you are requested to vote in accordance with the instructions below.

Exercise of Discretion by Proxies

The persons named in the enclosed Form of Proxy will, if the instructions are clear, vote the Common Shares represented by that Form of Proxy, and where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy, the Common Shares will be voted in accordance with those instructions.  Except as described below with respect to certain “broker non-votes” in the case of the Beneficial Shareholders, if no specification has been made in respect of any matter in any Forms of Proxy received by Enerplus, the Common Shares represented by those Forms of Proxy will be voted FOR each matter for which no specification has been made.

The Form of Proxy confers discretionary authority on the persons appointed with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.  At the time of printing this Information Circular, management of Enerplus is not aware of any such amendments, variations or other matters.

Deadline for Returning Form of Proxy

To be valid, a Form of Proxy must be received (either directly, in the case of a Registered Shareholder, or through a broker, in the case of a Beneficial Shareholder) by Computershare, at the address shown on the Form of Proxy, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) before the Meeting or any adjournment(s) thereof, being the Proxy Deadline. Notwithstanding the foregoing, the Chairman of the Meeting may, in his sole discretion, determine to accept all, but not less than all, proxies which have been deposited after the Proxy Deadline. If you are a Beneficial Shareholder, send your voting instructions as soon as possible to allow sufficient time for your nominee to receive the information and then send it to Computershare.

Beneficial Shareholder Voting Options

Beneficial Shareholders are Shareholders who hold Common Shares through brokerage accounts or other intermediaries (and such Common Shares are registered in the name of such intermediary).

In person

Appoint yourself as proxy on the voting instruction form and cast your vote in person at the Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting.

By proxy

Designate a person (who does not have to be a Shareholder) as your proxyholder on the Form of Proxy and return the duly completed voting instructions form in accordance with the instructions provided.

By mail

Complete, sign, date and return the voting instruction form in accordance with the instructions provided.

By internet or telephone

Follow the instructions provided on the voting instruction form.

Broker Non-Votes under NYSE Rules

Under the rules of the NYSE, brokers who hold shares on behalf of their clients have the authority to vote on certain proposals when they have not received instructions from those Beneficial Shareholders. A broker non-vote occurs when a broker holding shares for a Beneficial Shareholder does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that item and has not received voting instructions from the Beneficial Shareholder. If you are a Beneficial Shareholder who does not vote your Common Shares, your broker can vote your Common Shares at its discretion ONLY on the matter of the appointment of the auditors of Enerplus. If you do not give your broker instructions on how to vote your Common Shares on the other matters to be voted upon at the Meeting, your broker is not empowered to vote your Common Shares on any other matter to be voted on at the Meeting and your Common Shares will not be voted on those matters. Any Common Shares not voted on matters other than the appointment of Enerplus auditors (whether by abstention, broker non-vote or otherwise) will have no impact on that particular item.

Registered Shareholder Voting Options

Registered Shareholders are Shareholders who hold Common Shares in their own name.

In person

Cast your vote at the Meeting.

By proxy

Designate a person (who does not have to be a Shareholder) as your proxyholder on the Form of Proxy and returning the duly completed Form of Proxy to Computershare by the Proxy Deadline.

By mail

Complete, sign, date and return the Form of Proxy in the envelope provided.

By internet or telephone

Follow the instructions included on the Form of Proxy.

Revoking Your Proxy

Prior to the Meeting, Shareholders may revoke a proxy previously given.

If you are a Registered Shareholder, you may revoke your proxy by providing a revocation notice in writing to Computershare by close of business on the last business day preceding the Meeting, or to the Chairman of the Meeting at any time before the start of the Meeting. If the Registered Shareholder is a corporation, the revocation notice must be executed by a duly authorized officer or attorney of the Registered Shareholder.

If you are a Beneficial Shareholder, contact your broker or intermediary to revoke your voting instructions.

BUSINESS OF THE MEETING

1.              Financial Statements

The consolidated financial statements for the year ending December 31, 2014, together with the auditors’ report on those statements, have been mailed to the Shareholders who requested such materials together with this Information Circular, in accordance with applicable securities laws. Copies of these financial statements are also available through the internet under Enerplus’ SEDAR profile at www.sedar.com or on EDGAR at www.sec.gov and on Enerplus’ website at www.enerplus.com.

2.              Appointment of Auditors

Shareholders will be asked to appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors of Enerplus until the next annual meeting of Shareholders. Deloitte LLP are currently the auditors of Enerplus and were first appointed in 2002.

The resolution to appoint Deloitte LLP as the auditors of Enerplus requires the approval of more than 50% of votes cast by or on behalf of the Shareholders present in person or represented by proxy at the Meeting. The Board recommends that you vote FOR the appointment of Deloitte LLP as auditors of Enerplus. Unless instructed otherwise, the persons named in the Form of Proxy will vote FOR the appointment of Deloitte LLP as auditors of Enerplus.

The table reflects the fees paid to Deloitte LLP for professional services rendered for the last two fiscal years:

Fee Type	2014	2013
	($000s)	($000s)
Audit fees(1)	783	966
Audit-related fees(2)	—	—
Tax fees(3)	352	501
All other fees(4)	—	—
Total	1,135	1,467

Notes:

(1)      Audit fees were for professional services rendered by Deloitte LLP for the audit of Enerplus’ annual financial statements and review of Enerplus’ quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2)      Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of Enerplus’ financial statements and not reported under “Audit fees” above.

(3)      Tax fees were for tax compliance, tax advice and tax planning.

(4)      Other fees for products and services provided by Deloitte LLP other than those described as “Audit fees”, “Audit-related fees” and “Tax fees”.

3.              Annual Election of Board of Directors

The articles of Enerplus provide that the Board is to consist of between one and 15 members. There are currently 11 independent directors (within the meaning of National Policy 58-201 and the NYSE rules) and one non-independent director, Mr. Ian C. Dundas, who is the President & CEO of Enerplus, on the Board. Mr. Douglas R. Martin, the former Chairman of the Board, retired from the Board on November 30, 2014 and was replaced as Chairman of the Board by Mr. Elliott Pew effective June 1, 2014. In addition, both Edwin V. Dodge and Donald J. Nelson are not seeking re-election at the Meeting.

The term of office for each director is from the date at which he or she is elected until the next annual meeting of Shareholders, until a successor is elected or appointed, or until the director is removed at a meeting of Shareholders. The Corporate Governance & Nominating Committee is responsible for recommending nominees for the Board and reviews each director nominee’s qualifications to ensure there is an effective mix of skills, knowledge and experience on the Board, which is summarized in the Director Skills Matrix, below.

Based on the recommendation of the Committee, the Board has fixed the number of directors to be elected at the Meeting at 10, and the 10 individuals named under the “Director Nominee Profiles” section are proposed to be elected at the Meeting. The Committee has confirmed that each of the recommended director nominees is eligible and is seeking re-election. Should circumstances arise, for any reason, prior to the Meeting that a director nominee is unable to serve on the Board, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion.

Unless instructed otherwise, the persons named in the Form of Proxy will vote FOR the election of each of the persons specified below.

Director Nominee	Director Since	Age	Committees	Current Number of Public Boards (including Enerplus)
David H. Barr	2011	65	Safety & Social Responsibility Committee	3
Michael R. Culbert	2014	58	Compensation & Human Resources Committee Corporate Governance & Nominating Committee	1
Ian C. Dundas	2013	47	President & CEO	1
Hilary A. Foulkes	2014	57	Audit & Risk Management Committee Safety & Social Responsibility Committee	2
James B. Fraser	2012	61	Reserves Committee Safety & Social Responsibility Committee	2
Robert B. Hodgins	2007	63	Audit & Risk Management Committee Corporate Governance & Nominating Committee	5
Susan M. MacKenzie	2011	54	Compensation & Human Resources Committee Reserves Committee	3
Elliott Pew	2010	60	Board Chairman	2
Glen D. Roane	2004	58	Audit & Risk Management Committee Corporate Governance & Nominating Committee	4
Sheldon B. Steeves	2012	61	Audit & Risk Management Committee Reserves Committee	3

Director Nominee Profiles

The following director nominee profiles outline important information, such as each director’s employment, history, educational qualifications, other current company directorships, and security holdings in Enerplus, for your consideration.

Elliott Pew

A.B. (Geology), M.A. (Geology)

Boerne, Texas, U.S.A.

Age: 60

Director since September 2010

Independent Director

Mr. Pew has over thirty five years of diverse experience in the oil and gas industry, most recently as co-founder and Chief Operating Officer for Common Resources, a private exploration and production company, from 2007 until it was sold in 2010. Mr. Pew served on the Board of Managers for two private exploration and production companies, Common Resources II from 2010 - 2012, and later, Common Resources III from 2012 to present. Mr. Pew held various senior executive positions with Newfield Exploration Company, a NYSE-listed oil and gas company in Houston, where he served from 1998 through 2006. While there, he led the company’s worldwide exploration program, including the Gulf Of Mexico (“GOM”) shelf, GOM deepwater, onshore U.S. and international areas. Further, he also led expansion efforts into the onshore Gulf Coast in the late 1990s. Prior thereto, Mr. Pew was Senior Vice-President, Exploration of American Exploration Company, an AMEX-listed exploration and production company.  Mr. Pew currently serves on the Board of Directors for Southwestern Energy Company, a public exploration and production company in Houston. He holds an M.A. in Geology from the University of Texas at Austin, and an A.B. in Geology from Franklin and Marshall College.

Board and Committee Participation	Position	Meetings	Attendance
Board of Directors (Chairman effective June 1, 2014)	Chairman	9/9	100%
Reserves Committee (Chair prior to June 1, 2014)	Chair	3/3	100%

Equity Holdings	2014	2013	Change
Common Shares	21,100	9,100	132%
DSUs	29,151	15,866	84%
Total	50,251	24,966	101%

Other Public Board Directorships	Committee Position(s)
Southwestern Energy Company (NYSE)	Compensation Committee

Note:

As Chairman of the Board of Directors, Mr. Pew is not a member of any Board committee. However, he may attend and participate in any Board Committee meeting in an ex officio capacity.

David H. Barr

B.Sc. (Mechanical Engineering)

Woodlands, Texas, U.S.A.

Age: 65

Director since November 2011

Independent Director

Mr. Barr is currently a director of Logan International Inc. (“Logan”), a TSX-listed company focused on downhole tools and completion services. Prior thereto, Mr. Barr was the President & Chief Executive Officer of Logan, and prior thereto, the chairman of the board of directors of Logan. Prior thereto, Mr. Barr spent approximately 36 years with Baker Hughes Incorporated (“Baker Hughes”), a NYSE-listed company, in various executive roles, including Group President of numerous divisions and President of Baker Atlas, a division of Baker Hughes. He currently serves as a director of ION Geophysical Corporation, a NYSE-listed oil and gas seismic company, and Probe Technology Services, Inc., a private oil and gas services company. Mr. Barr holds a B.Sc. Mechanical Engineering degree from Texas Tech University.

Board and Committee Participation	Position	Meetings	Attendance
Board of Directors	Member	9/9	100%
Compensation & Human Resources Committee (prior to May 9, 2014)	Member	2/2	100%
Safety & Social Responsibility Committee (became Chair on May 9, 2014)	Chair	2/2	100%

Equity Holdings	2014	2013	Change
Common Shares	10,000	10,000	0%
DSUs	24,501	15,866	54%
Total	34,501	25,866	33%

Other Public Board Directorships	Committee Position(s)
ION Geophysical Corporation (NYSE)	Compensation Committee and Governance Committee
Logan International Inc. (TSX)	Compensation Committee

Michael R. Culbert
B.Sc. (Business Administration)
Calgary, Alberta, Canada
Age: 58
Director since March 2014
Independent Director

Mr. Culbert has been President and Chief Executive Officer and a director of Progress Energy Canada Ltd., and predecessor companies since 2004.  Prior thereto, Mr. Culbert was Vice-President of Marketing and Business Development of Progress Energy Ltd. from November 2001 to July 2004 and Vice-President of Marketing and Business Development of Encal Energy Ltd., a TSX and NYSE-listed oil and gas company, from 1995 to October 2001.  In addition, Mr. Culbert has been a Director of Pacific Northwest LNG, a private joint venture company, since October 2013 and was appointed as President of the organization in October 2014.  Mr. Culbert holds a Bachelor of Science degree in Business Administration and is a member of the Canadian Association of Petroleum Producers’ Board of Governors.

Board and Committee Participation	Position	Meetings	Attendance
Board of Directors (since March 20, 2014)	Member	6/6	100%
Compensation & Human Resources Committee (since March 20, 2014)	Member	2/2	100%
Corporate Governance & Nominating Committee (since March 20, 2014)	Member	1/1	100%

Equity Holdings	2014	2013	Change
Common Shares	10,000	—	N/A
DSUs	8,635	—	N/A
Total	18,635	—	N/A

Other Public Board Directorships	Committee Position(s)
Nil

Note:

Mr. Culbert was appointed to the Board of Directors on March 20, 2014 at which time he was also appointed as a member of the Compensation & Human Resources Committee and the Corporate Governance & Nominating Committee.  Since then, the Board held six meetings, the Compensation & Human Resources Committee held two meetings and the Corporate Governance & Nominating Committee held one meeting.

Ian C. Dundas

B.Comm., LL.B.

Calgary, Alberta, Canada

Age:  47

Director since July 2013

Non-Independent Director

Mr. Dundas has been the President & Chief Executive Officer of Enerplus since July 1, 2013. Mr. Dundas joined Enerplus’ predecessor in 2002 as Vice-President of Business Development, and in 2010 his role expanded to Executive Vice-President.  In 2011, Mr. Dundas was appointed as the Executive Vice-President & Chief Operating Officer.  Prior to joining Enerplus, Mr. Dundas held several executive positions in the merchant banking business, where he helped oil and gas companies grow by accessing the funding and expertise they required.  Mr. Dundas is a member of the Canadian Council of Chief Executives, a former Governor of the Canadian Association of Petroleum Producers and has been on the boards of numerous private and public companies.  Mr. Dundas holds a Bachelor of Commerce (Distinction) from the University of Calgary and a Bachelor of Laws (Distinction) from the University of Alberta.  Mr. Dundas was called to the Alberta Bar in 1995.

Board and Committee Participation	Position	Meetings	Attendance
Board of Directors	Member	9/9	100%

Equity Holdings	2014	2013	Change
Common Shares	65,752	62,752	5%
DSUs	—	—	—
Total	65,752	62,752	5%

Other Public Board Directorships	Committee Position(s)
Nil

Hilary A. Foulkes

B.Sc., Honours (Earth Sciences)

Calgary, Alberta, Canada

Age:  57

Director since February 2014

Independent Director

Ms. Foulkes has over 30 years of oil and gas industry experience and is currently the Chair of Tudor Pickering, Holt & Co. Securities Canada, a private energy advisory firm, and is a director of Parallel Energy Trust, a TSX-listed oil and gas energy trust.  From 2008 to 2012, Ms. Foulkes held a number of executive roles at Penn West Petroleum Ltd., a TSX and NYSE-listed oil and gas company, including Executive Vice-President and Chief Operating Officer.  Prior thereto, Ms. Foulkes was Managing Director at Scotia Waterous, an investment banking firm, from April 2000 to March 2008.  Ms. Foulkes holds an Honours Bachelor of Science degree in Earth Sciences from the University of Waterloo, is a professional geologist, and a member of the Association of Professional Engineers and Geoscientists of Alberta and the Canadian Association of Petroleum Geologists.

Board and Committee Participation	Position	Meetings	Attendance
Board of Directors (since February 21, 2014)	Member	7/7	100%
Audit & Risk Management Committee (since February 21, 2014)	Member	3/3	100%
Safety & Social Responsibility Committee (since February 21, 2014)	Member	1/1	100%

Equity Holdings	2014	2013	Change
Common Shares	4,600	2,300	100%
DSUs	8,635	—	—
Total	13,235	2,300	475%

Other Public Board Directorships	Committee Position(s)
Parallel Energy Trust (TSX)	Reserves & Environmental Health & Safety Committee (Chair)
Audit Committee

Note:

Ms. Foulkes was appointed to the Board of Directors on February 21, 2014 at which time she was also appointed as a member of the Audit & Risk Management Committee and the Safety & Social Responsibility Committee.  Since then, the Board held seven meetings, the Audit & Risk Management Committee held three meetings and the Safety & Social Responsibility Committee held one meeting.

James B. Fraser

B.Sc. (Petroleum Engineering), MBA

Polson, Montana, U.S.A.

Age:  61

Director since June 2012

Independent Director

Mr. Fraser has over 35 years of energy industry experience and is a corporate director. Currently, Mr. Fraser is a Managing Partner of Source Rock Energy Partners LLC, a private equity firm.  Mr. Fraser was the Senior Vice-President for the shale division of Talisman Energy Inc.’s (a TSX and NYSE-listed oil and gas company) North American operations from September 2008 until April 2012.  From 2006 to 2008, Mr. Fraser was Vice-President of Operations for the southern division of Chesapeake Energy Corporation (a NYSE-listed oil and gas company) and, prior thereto, spent over 20 years at Burlington Resources Inc. (a TSX and NYSE-listed oil and gas company prior to its acquisition by ConocoPhillips Corporation in 2006) and its predecessor companies, where he held a number of senior positions, including North American Exploration Manager.  Mr. Fraser holds an MBA from Regis College and a Bachelor of Science in Petroleum Engineering from the Montana School of Mines.

Board and Committee Participation	Position	Meetings	Attendance
Board of Directors	Member	8/9	89%
Reserves Committee	Member	4/4	100%
Safety & Social Responsibility Committee	Member	2/2	100%

Equity Holdings	2014	2013	Change
Common Shares	14,176	13,796	3%
DSUs	20,174	11,539	75%
Total	34,350	25,335	36%

Other Public Board Directorships	Committee Position(s)
U.S. Energy Corp.	Compensation Committee
Nominating Committee

Robert B. Hodgins

B.A., Honours (Business), C.A

Calgary, Alberta, Canada

Age:  63

Director since November 2007

Independent Director

Mr. Hodgins has been an independent businessman since November 2004.  Prior thereto, Mr. Hodgins served as the Chief Financial Officer of Pengrowth Energy Trust (a TSX and NYSE-listed energy trust) from 2002 to 2004.  Prior to that, Mr. Hodgins held the position of Vice-President and Treasurer of Canadian Pacific Limited (a diversified energy, transportation and hotels company) from 1998 to 2002 and was Chief Financial Officer of TransCanada PipeLines Limited (a TSX and NYSE-listed energy transportation company) from 1993 to 1998.  Mr. Hodgins received an Honours Bachelor of Arts in Business from the Richard Ivey School of Business at the University of Western Ontario and received a Chartered Accountant designation and was admitted as a member of the Institute of Chartered Accountants of Ontario in 1977 and Alberta in 1991.

Board and Committee Participation	Position	Meetings	Attendance
Board of Directors	Member	9/9	100%
Audit & Risk Management Committee	Chair	4/4	100%
Corporate Governance & Nominating Committee	Member	2/2	100%

Equity Holdings	2014	2013	Change
Common Shares	18,923	10,288	84%
DSUs	15,866	15,866	0%
Total	34,789	26,154	33%

Other Public Board Directorships	Committee Position(s)
AltaGas Ltd. (TSX)	Audit Committee (Chairman)
Governance Committee
Kicking Horse Energy Inc. (TSX Venture Exchange)	Audit Committee (Chairman)
Reserves Committee
MEG Energy Corp. (TSX)	Audit Committee (Chairman) Compensation Committee
Stone Point Energy Inc. (TSX Venture Exchange)	Audit Committee (Chairman)
Reserves Committee

Note:

Mr. Hodgins was a director of Skope Energy Inc. (“Skope”), a public oil and gas company, which commenced proceedings in the Court of Queen’s Bench of Alberta under the Companies’ Creditors Arrangement Act (Canada) to implement restructuring in November 2012, which was completed on February 19, 2013.  Mr. Hodgins resigned as a director of Skope on February 19, 2013.

Susan M. MacKenzie

B.Eng. (Mechanical), MBA

Calgary, Alberta, Canada

Age:  54

Director since July 2011

Independent Director

Ms. MacKenzie has been an independent consultant since September 2010. Prior thereto, Ms. MacKenzie served as Chief Operating Officer with Oilsands Quest Inc., a NYSE Amex-listed oil sands company, from April 2010 through August 2010. Prior to that, Ms. MacKenzie was employed for 12 years at Petro-Canada, a TSX and NYSE-listed integrated oil and gas company prior to its merger with Suncor Energy Inc. in 2009, where she held senior roles, including Vice-President of Human Resources and Vice-President of In Situ Development & Operations. Ms. MacKenzie was also with Amoco Canada for 14 years in a variety of engineering and leadership roles in natural gas, conventional oil and heavy oil exploitation.  Ms. MacKenzie holds a Bachelor of Engineering (Mechanical) degree from McGill University, an MBA from the University of Calgary and is a member of the Association of Professional Engineers and Geoscientists of Alberta.  Ms. MacKenzie also holds the ICD.D designation from the Institute of Corporate Directors.

Board and Committee Participation	Position	Meetings	Attendance
Board of Directors	Member	9/9	100%
Compensation & Human Resources Committee	Chair	4/4	100%
Reserves Committee	Member	4/4	100%

Equity Holdings	2014	2013	Change
Common Shares	6,450	6,450	0%
DSUs	24,501	15,866	54%
Total	30,951	22,316	39%

Other Public Board Directorships	Committee Position(s)
Freehold Royalties Ltd. (TSX)	Compensation Committee Reserves Committee
TransGlobe Energy Corporation (TSX)	Compensation & Human Resources Committee (Chair)
Reserves Committee
Governance and Nominating Committee

Glen D. Roane

B.A., MBA

Canmore, Alberta, Canada

Age:  58

Director since June 2004

Independent Director

Mr. Roane is a corporate director and, in addition to those public entities listed below, he has served as a board member of many TSX-listed companies, including Connacher Oil and Gas, SilverBirch Energy Corporation, Compton Petroleum Corporation, UTS Energy Corporation, Repap Enterprises Inc., Ranchero Energy Inc., Forte Resources Inc., Valiant Energy Inc., Maxx Petroleum Ltd. and NQL Energy Services Inc., since his retirement from TD Asset Management Inc., a subsidiary of The Toronto-Dominion Bank (a publicly traded Canadian chartered bank) in 1997.  Mr. Roane has also served two terms as a Member of the Alberta Securities Commission.  Mr. Roane is a director of GBC American Growth Fund Inc., a Canadian mutual fund corporation. Mr. Roane holds a Bachelor of Arts and an MBA from Queen’s University in Kingston, Ontario and also holds the ICD.D designation from the Institute of Corporate Directors.

Board and Committee Participation	Position	Meetings	Attendance
Board of Directors	Member	9/9	100%
Audit & Risk Management Committee	Member	4/4	100%
Corporate Governance & Nominating Committee	Chair	2/2	100%

Equity Holdings	2014	2013	Change
Common Shares	99,679	39,679	151%
DSUs	27,144	18,509	47%
Total	126,823	58,188	118%

Other Public Board Directorships	Committee Position(s)
Badger Daylighting Ltd. (TSX)	Chairman of the Board
Logan International Inc. (TSX)	Audit Committee
Compensation and Governance Committee (Chairman)
SilverWillow Energy Corporation (TSX Venture Exchange)	Reserves Committee (Chairman)

Sheldon B. Steeves
B. Sc. (Geology)
Calgary, Alberta, Canada
Age: 61
Director since June 2012
Independent Director

Mr. Steeves has over 37 years of experience in the North American oil and gas industry. From January 2001 until April 2012, Mr. Steeves was Chairman and Chief Executive Officer of Echoex Ltd., a junior private company focused on greenfield organic growth in Western Canada.  Mr. Steeves spent over 15 years at Renaissance Energy Ltd. where he was appointed Chief Operating Officer in 1997. He holds a Bachelor of Science in Geology from the University of Calgary.

Board and Committee Participation	Position	Meetings	Attendance
Board of Directors	Member	9/9	100%
Audit & Risk Management Committee	Member	4/4	100%
Reserves Committee (Chair as of May 9, 2014)	Chair	4/4	100%

Equity Holdings	2014	2013	Change
Common Shares	1,600	1,600	0%
DSUs	21,322	12,687	68%
Total	22,922	14,287	60%

Other Public Board Directorships	Committee Position(s)
NuVista Energy Ltd. (TSX)	Compensation and Governance Committee
Reserves Committee
PrairieSky Royalty Ltd. (TSX)	Reserves Committee (Chair)
Governance & Compensation Committee

Director Skills Matrix

The director skills matrix provides a comprehensive overview of both the skills Enerplus considers when recruiting directors and the representation of those skills by each Board nominee.  The Corporate Governance & Nominating Committee annually reviews the matrix to ensure there is an appropriate mix of skills on the current Board and utilizes it as a guide for future Board member appointments.  It is also a requirement of the Committee to conduct an annual review to ensure that there are no conflicts of interest or performance concerns with respect to nominees who serve on multiple boards.

Majority Voting for Directors

Pursuant to Enerplus’ majority voting policy, for each director nominee to be elected, more than 50% of votes cast by or on behalf of Shareholders present in person or represented by proxy at the Meeting must be in favour of such election; otherwise, the nominee is required to submit his or her resignation to the Board within five days of the Meeting, with the resignation to take effect upon acceptance by the Board.  The Corporate Governance & Nominating Committee will consider the director nominee’s offer to resign and will make a recommendation to the Board as to whether or not to accept the resignation.  The Committee will be expected to accept the resignation except in special circumstances where it is in the best interest of Enerplus that the applicable director nominee continues to serve on the Board.  In determining whether or not to accept the resignation, the Committee will consider all relevant factors including:  the stated reasons why Shareholders “withheld” votes from the election of that nominee, the existing Board composition, the nominee’s length of service, qualifications and past contributions to Enerplus, and Enerplus’ corporate governance policies.  The Board will consider the Committee’s recommendation and make a decision as to whether to accept the nominee’s offer to resign within 90 days of the Meeting.  Further, Enerplus will announce the decision by way of a press release, including, if the Board elects, the reasons for rejecting the nominee’s resignation.  No nominee who is required to tender his or her resignation will participate in the deliberations or recommendations of the Committee or the Board.

If a nominee’s resignation is accepted, subject to applicable legal requirements, the Board may leave the resultant vacancy unfilled until the next Meeting or fill the vacancy through the appointment of a new director.  This policy does not apply in circumstances involving contested director elections.

4.              Advisory Vote on Executive Compensation

At the Meeting, Shareholders will be asked to vote, on a non-binding advisory basis, on the acceptance of Enerplus’ approach to executive compensation.

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles that guide the executive compensation-related decisions made by the Compensation & Human Resources Committee and the Board.  Shareholders are encouraged to review the “Executive Compensation — Compensation Discussion & Analysis” section of this Information Circular, which discusses Enerplus’ compensation philosophy and approach to executive compensation, what the Named Executive Officers are paid, and how their respective levels of compensation are determined.

As part of Enerplus’ ongoing commitment to corporate governance, the Board has approved a non-binding advisory vote on executive compensation at the Meeting with the intention that this Shareholder advisory vote will form an integral part of the Board’s Shareholder engagement process relating to executive compensation.

As this is an advisory vote, the results will not be binding upon the Board. The Board, and specifically the Compensation & Human Resources Committee, will not be obligated to take any compensation actions, or make any adjustments to executive compensation programs or plans, as a result of the vote.  However, in considering its approach to compensation in the future, the Committee and the Board will take into account the results of the vote, together with feedback received from Shareholders. Enerplus will disclose the results of the Shareholder advisory vote as part of its report on voting results at the Meeting.

At the Meeting, Shareholders will be asked to vote on the following resolution:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of Enerplus’ board of directors, that the Shareholders accept Enerplus’ approach to executive compensation disclosed in the Information Circular and Proxy Statement dated April 2, 2015”.

The Board recommends that you vote FOR the advisory resolution approving Enerplus’ approach to executive compensation disclosed in this Information Circular. Unless otherwise instructed, the persons named in the Form of Proxy will vote FOR Enerplus’ approach to executive compensation disclosed in this Information Circular.

Board Recommendations for Shareholder Voting

Voting Decisions	Board Recommendation
Appointment of Deloitte LLP as auditors of Enerplus	FOR
Election of directors of Enerplus	FOR
Advisory, non-binding, vote accepting Enerplus’ approach to executive compensation	FOR

CORPORATE GOVERNANCE

Enerplus is subject to the corporate governance disclosure requirements adopted by the Canadian Securities Administrators in National Instrument 58-101 and the corporate governance guidelines in National Policy 58-201. In addition, Enerplus is subject to certain of the corporate governance standards of the NYSE and to certain provisions of the Sarbanes-Oxley Act.  As a foreign private issuer whose Common Shares are listed on the NYSE, Enerplus is required to disclose any significant ways in which its governance practices differ from those followed by U.S. domestic companies under the NYSE’s corporate governance listing standards.  Enerplus has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.  As a foreign private issuer whose Common Shares are listed on the NYSE, Enerplus is not obligated to have and does not have an internal audit function; however, Enerplus uses an independent company to review and test internal controls.

On an ongoing basis, and when determined to be appropriate or necessary, the Corporate Governance & Nominating Committee monitors and brings forward proposed changes to Enerplus’ corporate governance practices for the Board’s consideration and adoption.

Set out below is a description of certain corporate governance practices and principles of Enerplus, and the roles and responsibilities of the Board.

Board Composition

National Policy 58-201 recommends that the majority of the Board be comprised of independent directors.  Nine of the 10 director nominees proposed to be elected at the Meeting have been determined to be independent based on information provided by the individual directors and reviewed by the Corporate Governance & Nominating Committee.  One director, Mr. Dundas, is the President & CEO of Enerplus and, as such, is not independent.  It is Enerplus’ practice that the Chairman of the Board shall be an independent and unrelated director and that only independent directors serve on the committees of the Board.

Messrs. Barr and Roane serve as directors on the board of directors of Logan International Inc.  The Committee is aware of the interlocking nature of these positions and has satisfied itself that such directors are independent due to the fact that Logan International Inc. is in a different business from Enerplus and neither individual sits on the same Enerplus Board committee.

Any independent director whose circumstances change such that he or she might be considered to be a non-independent director is required to promptly advise the Chair of the Corporate Governance & Nominating Committee of that director’s change in circumstances and, if deemed non-independent, to submit his or her resignation to the Chairman of the Board.  The CEO of Enerplus shall be the only member of management and the only non-independent director on the Board.

Orientation and Continuous Development

The Corporate Governance & Nominating Committee is responsible for reviewing and monitoring the orientation programs for new directors.  The Committee ensures each new director receives an orientation, supplemented by adequate orientation materials.  Enerplus’ executive management reviews with each new director certain information and materials regarding Enerplus, including the role of the Board and its committees, and the legal obligations of a director.

The Committee, in conjunction with the Chairman of the Board and management, has oversight for continuing education for directors in order to ensure that directors maintain the skill and knowledge necessary to meet their obligations.  Directors are encouraged to participate in continuing education programs of their choosing to increase their knowledge and skills.  In 2014, management facilitated quarterly technical meetings and education sessions on the topics of Enerplus’ crude oil waterflood assets, Bakken and Marcellus shale assets, and U.S. and Canadian safety and regulatory requirements. These technical education sessions were attended by all directors.

Diversity Policy

The Board and management of Enerplus believe that the Company can only excel with exceptional people.  In order to attract and retain the most qualified individuals for any position, Enerplus must ensure it objectively assesses talent and skill without being influenced by gender, age, cultural background or other personal traits.  Only by impartially assessing the skills and competence of individuals and removing any barriers that may prevent an objective review is Enerplus able to identify the best candidates for any role, development opportunity or promotion.  In an effort to engrain this in Enerplus’ corporate culture, the Board has adopted a Diversity Policy.

Respect for the qualities and values of others is a key element of Enerplus’ culture and values.  By welcoming people with different experiences and perspectives, we gain new insights into our business and enhance our business decision making and problem solving.  Accordingly, Enerplus supports and encourages diversity in the workplace because it’s smart business.

Gender Diversity

Enerplus is committed to a corporate culture of inclusiveness and tolerance without resorting to the use of arbitrary gender targets or diversity-based quotas.  Enerplus has been successful in its efforts to recruit exceptional leaders who are women.  As evidenced by the statistics in the chart below, Enerplus is proud of its current gender diversity and expects to continue to sustain its achievement in this regard.  Enerplus will continue to monitor its gender diversity and disclose the results to the Shareholders on an annual basis.

Category	Total	Number of Women	% of Women
Board of Directors (standing for re-election)	10	2	20
Executive Officers	12	3	25
Managers	32	11	34

The Corporate Governance & Nominating Committee takes into account the current percentage of women on the Board as one factor in its director recruitment process.  Similarly, Enerplus’ management also considers gender when making employment and promotion decisions.  However, while being mindful of female representation, both management and the Committee do not prioritize gender at the expense of recruiting the most qualified individuals available.

Board and Committee Meetings

The Board meets a minimum of six times per year.  Each Board meeting includes an in-camera discussion of the independent directors without the presence of management.  Directors may assist in preparing the agenda for Board and committee meetings.  The directors receive a comprehensive package of information in advance of each meeting.  Further, the Board attends an annual strategic planning session to review, amend or adopt long-term strategies and new corporate objectives for the upcoming year.  Further details on Board and Committee meeting attendance are outlined in the individual director profiles.

Director Term Limits

In 2014, the Board introduced a policy which provides that each independent director may serve up to a maximum of 10 years on the Board, assuming such director receives satisfactory annual performance assessments, is annually re-elected by Shareholders, and meets all other corporate governance requirements.  On the Corporate Governance & Nominating Committee’s recommendation, the Board may, following a formal review by the Committee of the director’s current contributions, extend a director’s initial ten year term limit for up to five additional years, for a total term limit of 15 years.

During 2014, the Board exercised its discretion and extended the term of a long-standing director, Mr. Glen Roane, who has served as a director on the Board since 2004.  On recommendation of the Committee, with Mr. Roane not participating in its deliberations, the Board unanimously agreed to extend his term with the Board for an additional five years.  The Board came to this conclusion because of Mr. Roane’s numerous and valuable current contributions to the Board and his unique skill set.

To reduce any unintended disruptions to the Board’s continuity, it is the Board’s policy that no more than two directors shall retire at any one time.  If more than two directors are affected by Enerplus’ term limit policy, the retirement of the director(s) with the shortest tenure on the Board may be deferred until the next annual meeting of Shareholders.

Board Directorship Policy

Being an active and contributing member of the Board requires skill, experience and a personal commitment of both time and energy.  To ensure that all directors have sufficient time to commit to the Board, Enerplus has adopted a policy according to which, should a director wish to serve on the board of directors of another entity, such director must obtain prior approval before committing to do so.  The Chair of the Corporate Governance & Nominating Committee and the Chairman of the Board review any requests of Board members who wish to serve on other boards.

After a detailed review, which will take into account the current number of directorships, potential conflicts, and the director’s past performance assessments, a decision will be rendered based on the facts of the request.  The purpose of this policy is to ensure that the director will have sufficient time to successfully satisfy his or her obligations to Enerplus and ensure that no directors of Enerplus become overloaded. At the present time, Enerplus believes all of the nominees for election to the Board have sufficient time to commit to their duties as Enerplus directors.

In 2014, based on the number of directorships held on public company boards of directors, 15.55% and 9.45% of Shareholders at the last Meeting withheld their votes for the re-election of Messrs. Hodgins and Roane, respectively.  As a direct result, with the participation of the Chair of the Board and with Messrs. Hodgins and Roane not participating in the review, the Corporate Governance & Nominating Committee undertook an internal review of those nominees and determined that Messrs. Hodgins and Roane were high performing, engaged contributors to the Board and their other directorships were not interfering with their ability to execute their director duties to Enerplus.  In making such determination, the Board took into consideration excellent meeting attendance by Messrs. Hodgins and Roane and the results of their individual peer-to-peer evaluations by all other members of the Board.  The Board also noted that some of the boards these directors serve on were TSX-Venture Exchange listed companies, which have different reporting timelines than TSX-listed companies such as Enerplus. This staggered reporting was considered by the Board in its determination.

Director Compensation

In order to attract and retain skilled, high functioning individuals to serve as Board members, Enerplus consciously monitors the director compensation practices of its market peers.  The Corporate Governance & Nominating Committee, in consultation with an external compensation advisor, regularly reviews the compensation of the members of the Board.  Following the review, the Committee makes recommendations to the Board for its consideration when it believes changes in director compensation are warranted or appropriate.

Director Emeritus

In 2014, Douglas R. Martin was appointed Chairman Emeritus by the Board following his retirement as Chairman, to acknowledge his distinguished service and many contributions to Enerplus.  Chairman Emeritus is an honorary title and, as such, Mr. Martin does not attend Board meetings nor does he receive any compensation in relation to this role.

Executive Succession Planning

The Compensation & Human Resources Committee is accountable for reviewing management’s ongoing succession, leadership and talent strategy programs and plans.  Management, on a regular basis, provides the Committee with a detailed succession plan for each executive position and identifies possible succession gaps in the current staff.  Further, the Committee and the CEO conduct a detailed review of current employees who are potential successors for all executive positions, with particular focus on the CEO and Senior Vice-President roles.  The review includes an assessment of each individual’s strengths and development requirements, an estimate as to when such individuals may be prepared to accept such a role change, and any current plans for such individual’s career development.  The succession and leadership plans are reviewed regularly at Committee meetings.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct applicable to all directors, officers, employees and consultants of Enerplus.  The Code sets out in detail the core values and the principles by which Enerplus is governed.  It addresses topics which include: honest and ethical conduct, conflicts of interest, compliance with applicable laws and company policies and procedures, public disclosure, use of corporate assets and opportunities, confidentiality of corporate information, reporting responsibilities and procedures, and non-retaliation.  The Code is available on Enerplus’ website at www.enerplus.com, under Enerplus’ SEDAR profile at www.sedar.com and on Form 6-K on EDGAR at www.sec.gov.

The Board and the Audit & Risk Management Committee have established a Whistleblower Policy to encourage members of the public, employees, officers and directors to raise concerns regarding matters covered by the Code, including accounting, internal controls and auditing matters.  Anyone may contact the Chair of the Audit & Risk Management Committee, CEO, General Counsel or the Vice-President, Human Resources to report a contravention of the Code on a confidential basis free from discrimination, retaliation or harassment.  A copy of the Whistleblower Policy is available on Enerplus’ website at www.enerplus.com.

In addition, in order to ensure independent judgment in considering transactions and agreements in which a director or officer of Enerplus has a material interest, all related party transactions and any payments arising from such transactions are approved by the independent directors.  No such material transactions or payments occurred in the past year.

Independent Director Performance Assessments

The Corporate Governance & Nominating Committee is responsible for assessing the effectiveness of the Board and the Board committees.  The Chair of the Committee leads an annual Board effectiveness roundtable discussion with all members of the Board during an in-camera session at the annual strategic planning session of the Board.

In addition to and separate from the roundtable discussions noted above, the Board undertakes a regular peer-to-peer evaluation.  Individual Board members participate in an anonymous and rigorous peer-to-peer director evaluation process. Pursuant to the evaluation process, each member of the Board reflects on the relative input and contribution of their colleagues and considers ways in which a colleague’s performance may be enhanced.  Further, each director is required to complete a self-evaluation for review.  The Chairman of the Board then confidentially meets with each independent director to review the results of the evaluation and proposed steps to address any perceived shortcomings.  The purpose of these assessments is to improve the Board’s oversight and effectiveness in fulfilling its obligation to provide advice and strategic direction to management.  Also, these assessments serve to assist in enhancing the overall performance of each individual director and address any areas requiring director improvement.

Board Mandate and Committees

The Board is responsible for the overall stewardship of Enerplus and discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman of the Board and the officers of Enerplus.  The Board has five committees, listed below, each operating in accordance with a Board-approved written mandate outlining its duties and responsibilities.  The following section outlines the assignment and rotation of committee chairs and a general review of each of the Board committees and their respective functions. A copy of the Board’s mandate is included in Schedule A to this Information Circular and can be found on Enerplus’ website at www.enerplus.com.

•                  Audit & Risk Management Committee

•                  Compensation & Human Resources Committee

•                  Corporate Governance & Nominating Committee

•                  Reserves Committee

•                  Safety & Social Responsibility Committee

Position Descriptions and Responsibilities

The Board has position descriptions for the Chairman of the Board (“Chairman”) and for the Chair of each committee.  The Board and CEO have also developed a written position description for the CEO.

The Chairman is responsible for the management, development and effective leadership of the Board.  The Chairman’s primary role is to provide leadership to the Board and its committees, including chairing meetings in a manner that facilitates open discussions and expressions of competing views in an effort to achieve consensus among the directors.  The Chairman is also responsible for, among other things, fostering ethical and independent decision-making, providing a link between the Board and management, and acting in an advisory capacity to the CEO in all matters concerning the interests and management of Enerplus.

Rotation of Committee Assignments and Chairs

Committee assignments and the designation of committee chairs are based on each director’s knowledge, interests and areas of expertise.  The Board favours rotation of committee assignments and chairs, where practicable, to broaden the exposure of individual directors and introduce new perspectives to the Board committees.  However, the Board believes experience and continuity must be preserved when considering candidates for rotation.  Committee members and chairs may be rotated in response to changes in membership of the Board and, in all cases, should be rotated only if doing so is likely to maintain or increase committee performance.  All directors are welcome to attend committee meetings and are given access to all committee materials regardless of whether they are a member of the committee.

Audit & Risk Management Committee

Chair: Robert B. Hodgins

Members: Hilary A. Foulkes, Glen D. Roane, Sheldon B. Steeves

Accountability: Responsible for the Board’s review and oversight of Enerplus’ financial reporting.  The specific responsibilities of the Audit & Risk Management Committee are set out in the Audit & Risk Management Committee charter, a copy of which is on Enerplus’ website at www.enerplus.com.

Key Responsibilities:

•                  Assess financial reporting and continuous disclosure of Enerplus

•                  Review Enerplus’ internal controls and policies, the certification process, and compliance with regulatory requirements over financial matters

•                  Evaluate and monitor the performance and independence of Enerplus’ external auditors

•                  Monitor the manner in which the business risks of Enerplus are identified and managed

Certain information regarding the Audit & Risk Management Committee that is required to be disclosed in accordance with National Instrument 52-110 is contained in Enerplus’ Annual Information Form for the year ending December 31, 2014 dated February 20, 2015, an electronic copy of which is available on the internet under Enerplus’ SEDAR profile at www.sedar.com, in Enerplus’ annual report on Form 40-F filed on EDGAR at www.sec.gov and on Enerplus’ website at www.enerplus.com.

Compensation & Human Resources Committee

Chair: Susan M. MacKenzie

Members: Michael R. Culbert, Edwin V. Dodge and Donald J. Nelson

Accountability: Assists the Board in fulfilling its duties regarding human resources policies, succession planning, talent management and compensation matters.  The Committee also recommends the form and adequacy of compensation arrangements for Enerplus’ executive officers and employees, having regard to associated risks and responsibilities.  The Committee obtains executive compensation data from external consultants who provide advice regarding the compensation of executive officers to ensure achievement of compensation objectives.

Key Responsibilities:

•                  Assess the performance of senior management with reference to corporate objectives

•                  Make base salary recommendations for the CEO and senior management to the Board for its approval, having regard to executive compensation policies, programs and awards

•                  Make annual incentive recommendations to the Board for its approval, including the corporate performance rating and individual performance ratings of officers of Enerplus

•                  Review and make recommendations to the Board for approval regarding the granting of awards to officers and employees under Enerplus’ long-term incentive plans

•                  Review overall compensation programs to ensure competitiveness, reasonableness and employee retention

•                  Review long-term succession plans for executive positions

•                  Oversee assessment of Enerplus’ risks relating to its compensation philosophy, policies and practices to ensure that executives are not encouraged to take unnecessary or inappropriate risks, and to review disclosure in these respects

•                 Review management’s progress in achieving the objectives of the Diversity Policy and disclose results of such progress to Shareholders on an annual basis

Corporate Governance & Nominating Committee

Chair: Glen D. Roane

Members: Michael R. Culbert, Robert B. Hodgins and Donald J. Nelson

Accountability: Assists the Board in matters of corporate governance and regularly reviews Enerplus’ internal practices and policies to ensure that such practices and policies reflect corporate governance best practices.  Furthermore, the Committee also assists the Board in identifying and evaluating director candidates and recommending nominees for membership on the Board.

Key Responsibilities:

•                  Assess and make recommendations to the Board on size and the appropriate skills and characteristics required of Board members

•                  Recommend nominees for election or re-election to the Board

•                  Annually review each director’s continuation on the Board

•                  Facilitate an annual Board effectiveness session and a director peer-to-peer evaluation process to coordinate the implementation of suggested improvements and strategies

•                  Review and monitor the orientation of new directors

•                  Regularly review Enerplus’ corporate governance practices and recommend to the Board any changes that the Committee deems necessary or advisable

•                  Review Enerplus’ annual disclosure of corporate governance practices

•                  Review Enerplus’ corporate governance practices as an ongoing practice to ensure that procedures, charters, policies and protocols are followed

•                  Review director compensation and make change recommendations to the Board annually

Reserves Committee

Chair: Sheldon B. Steeves

Members: James B. Fraser and Susan M. MacKenzie

Accountability: Assists the Board in carrying out its responsibilities with respect to public disclosure requirements and annual and interim reviews of Enerplus’ oil and natural gas reserves and contingent resources.

Key Responsibilities:

•                  Recommend to the Board the engagement of the independent reserves evaluators

•                  Review management’s assessment of the work of the independent reserves evaluators annually

•                  Review Enerplus’ procedures relating to the disclosure of information with respect to its reserves and resources

•                  Review the scope of the annual review of the reserves and resources by the independent reserves evaluators, including findings and any disagreements with management

•                  Meet in-camera with the independent reserves evaluators

•                  Determine whether any restrictions affect the ability of the independent reserves evaluators in reporting on Enerplus’ reserves and resources data

•                 Receive, annually, signed independent reserves evaluators’ reports and a certificate of compliance and due diligence from management

•                  Make recommendations to the Board regarding the approval of Enerplus’ year-end reserves evaluations

Safety & Social Responsibility Committee

Chair: David H. Barr

Members: Edwin V. Dodge, Hilary A. Foulkes and James B. Fraser

Accountability: Assists the Board in carrying out its responsibilities with respect to the development and implementation of an effective environmental management system, to ensure that Enerplus’ activities are planned and executed in a safe and responsible manner and that there are adequate systems in place to support ongoing compliance with Enerplus’ regulatory obligations.

Key Responsibilities:

•                  Review Enerplus’ health, safety, regulatory and environmental (“HSRE”) programs and policies

•                  Review Enerplus’ performance related to HSRE matters on a semi-annual basis

•                  Review external and internal HSRE reports on material risk assessments, ongoing investigations and audits performed

•                  Review the status of significant remediation projects, developments and environmental provisions

•                  Ensure that long range preventive programs are in place to mitigate future risks

•                  Participate in bi-annual visits to one of Enerplus’ operating facilities

•                  Receive an annual compliance certificate from management

•                  Generally ensure the integrity of Enerplus’ HSRE programs and policies

DIRECTOR COMPENSATION

Philosophy

The Board, through the Corporate Governance & Nominating Committee and in consultation with an external compensation advisor, is responsible for benchmarking and designing the directors’ compensation program. The Committee annually reviews director compensation relative to a peer group and targets total compensation at the median.  The overall objective is to ensure the director compensation program:

•                  Attracts and retains the services of highly qualified individuals

•                  Compensates the directors in a manner that is competitive with other comparable peers and commensurate with the risks and responsibilities assumed in Board and committee membership

•                  Aligns the interests of the directors with Shareholders

Directors’ compensation includes annual retainers, meeting fees and annual share awards (which can be accepted in the form of Common Shares or Deferred Share Units (“DSUs”)).  Directors are not eligible to receive other forms of equity such as stock options, incentive rights, restricted stock units or performance share units.

The director compensation table set forth below excludes any compensation paid to Mr. Dundas and only refers to the compensation of independent directors.  Mr. Dundas does not receive any compensation related to his services as a director of the Board.  For information on Mr. Dundas’ compensation in his capacity as CEO, see the “Executive Compensation” section.

Fees and Retainers

Directors receive cash fees and retainers paid on a quarterly basis.  They are also reimbursed for travel expenses related to their attendance at meetings.

2014 Annual Cash Retainer or Meeting Fees	Cash
Board Chairman Retainer	$120,000
Director Retainer	$35,000
Audit & Risk Management Committee Chair	$20,000
Other Committee Chairs	$10,000
Annual Meeting Fees	$25,000

Share-Based Awards

Directors receive an annual non-cash retainer which they may elect, prior to the relevant calendar year, to receive either in Common Shares paid under the Director Share Plan or DSUs under the Deferred Share Unit Plan, or a combination of both.

2014 Annual Equity Retainer	Equity
Board Chairman Retainer	$125,000
Director Retainer	$97,500

Director Share Plan

Under the Director Share Plan, on an annual basis, Common Shares are purchased by Enerplus on the TSX for payment to eligible directors who have elected to be paid all or a portion of their annual non-cash retainer in Common Shares.  The Common Shares are not issued from treasury and such securities are not subject to any transfer or resale restrictions imposed on the directors.  In 2014, the number of Common Shares purchased was calculated by dividing the dollar value of the portion of the director’s non-cash annual retainer that he or she had elected to be paid in the form of Common Shares by the volume weighted average trading price of the Common Shares on the TSX for the last 10 trading days in 2013.  Equity payments received by the directors in the form of Common Shares granted under the Director Share Plan were considered “share-based awards”, which awards vested and were paid immediately as described in the Director Summary Compensation Table. Therefore, no such awards were outstanding as at December 31, 2014.

Deferred Share Unit Plan

Directors who have elected to be paid all or a portion of their annual non-cash retainer in DSUs receive their awards effective the first day of each calendar year.  The number of DSUs credited to any director in a calendar year is calculated by dividing the dollar value of the portion of the director’s non-cash annual retainer that he or she has elected to be paid in the form of DSUs by the volume weighted average trading price of the Common Shares on the TSX for the last ten trading days of the preceding calendar year.  The DSUs vest immediately but are not paid out until a director ceases to be a director of Enerplus.

When a director ceases to serve on the Board for any reason, the director will receive a cash payment for each DSU credited equal to the volume weighted average trading price of the Common Shares on the TSX for the ten trading days immediately preceding the termination date.

The plan was amended in 2014 to align with the treatment of dividends with other long-term incentive plans of Enerplus. For DSUs granted prior to 2014, upon payout the director receives a cash payment equal to the amount of dividends, if any, that would have been paid on the DSUs if they were outstanding as Common Shares from the date of grant.  For DSUs granted in or after 2014, the number of DSUs held by a director is increased each month, on a compounding basis, as if the dividends paid on the Common Shares were also paid on the DSUs and reinvested into additional DSUs using the volume weighted average trading price of the Common Shares on the TSX for the five trading days preceding the dividend payment date.

Director Summary Compensation Table

The following table summarizes the aggregate compensation provided to each of the independent directors in 2014.  Mr. Dundas, the President & CEO of Enerplus, did not receive any compensation in his capacity as a director.

In 2014, a total of $2,092,700 was paid to the directors in annual compensation:  $540,833 in annual cash retainers, $1,196,751 in share-based retainers, $60,000 paid to those directors who acted as chair of a committee and $295,116 for Board and committee meetings.  This includes the retainer and fees paid to Messrs. Martin and O’Brien who retired from the Board on November 30, 2014 and May 9, 2014, respectively.

Name	Annual Retainer	Chair Committee Retainer	Meeting Fee	Share-Based Awards[1] (value awarded, and vested or earned, during the year)	Total Compensation	Share-Based Awards[2] (value awarded, and vested or earned, not paid out during the year)
	$	$	$	$	$
David H. Barr	35,000	6,456	25,000	97,500	163,956	97,500
Michael R. Culbert[3]	27,319	—	19,514	76,104	122,937	76,104
Edwin V. Dodge	35,000	3,544	25,000	97,500	161,044	—
Hilary A. Foulkes[3]	30,042	—	21,458	83,688	135,188	83,688
James B. Fraser	35,000	—	25,000	97,500	157,500	97,500
Robert B. Hodgins	35,000	20,000	25,000	97,500	177,500	97,500
Susan M. MacKenzie	35,000	10,000	25,000	97,500	167,500	97,500
Douglas R. Martin[4]	110,217	—	22,894	125,000	258,111	—
Donald J. Nelson	35,000	—	25,000	97,500	157,500	97,500
David P. O’Brien[5]	8,750	—	6,250	34,459	49,459	—
Elliott Pew[6]	84,505	3,544	25,000	97,500	210,549	97,500
Glen D. Roane	35,000	10,000	25,000	97,500	167,500	97,500
Sheldon B. Steeves	35,000	6,456	25,000	97,500	163,956	97,500
Total	540,833	60,000	295,116	1,196,751	2,092,700	939,792

Notes:

(1) Represents the value of Common Shares purchased by Enerplus for directors under the Director Share Plan and/or the value of DSUs granted to the various directors under the DSU Plan, as elected by each director in 2014.

(2) Represents the value of DSUs credited under the DSU Plan to those directors who elected to receive a portion of their non-cash retainer in DSUs.  The value is calculated by dividing the dollar value of the portion of the directors’ non-cash retainer that is elected to be paid in the form of DSUs by the weighted average trading price of the Common Shares on the TSX for the last ten trading days in 2013, which was $19.38.

(3) Ms. Foulkes and Mr. Culbert joined the Board in February 2014 and March 2014, respectively. Compensation amounts are reflected as of their appointment dates. Each received a pro-rated cash payment in lieu of Common Shares or DSUs at the time of their appointment.

(4) Mr. Martin retired from the Board effective November 30, 2014.

(5) Mr. O’Brien did not stand for re-election to the Board at the annual meeting of Shareholders held on May 9, 2014.

(6) Mr. Pew was appointed Chairman of the Board effective June 1, 2014.  As such Mr. Pew received a pro-rated cash retainer amount as Chairman of the Board from the date of his appointment to the end of the year.

Director Share Ownership Requirements

In order to further align the directors’ interests with those of Shareholders, directors are required to hold equity interests in Enerplus (Common Shares and/or DSUs) equal to a minimum of three times their total annual compensation (cash and non-cash) by February 2015 (which is five years from the adoption of the director share ownership requirements by Enerplus) or within five years of their election date to the Board, whichever is later.

Outlined below is the number and value of Common Shares and DSUs owned by each independent director as at March 6, 2015.  Share ownership requirements for Mr. Dundas, the President & CEO of Enerplus, are reflected in the “Executive Compensation” section in this Information Circular.  The value of a director’s ownership requirement is calculated based on the higher of either the closing price of the Common Shares on the TSX on March 6, 2015 or their original purchase price (and in the case of DSUs, their grant date fair value).

Currently, all Board members have met or have additional time to achieve their prescribed share ownership level.

Name	Common Shares	DSUs	Total Value of Share Ownership (1)	Share Ownership Requirement	Share Ownership Achievement	Share Ownership Requirement Date
	(#)	(#)	($)	($)
David H. Barr	10,000	24,501	523,699	397,500	Achieved	July 2016
Michael R. Culbert	10,000	8,635	217,939	397,500	In Progress	March 2019
Edwin V. Dodge(2)	27,969	3,179	849,157	397,500	Achieved	February 2015
Hilary A. Foulkes	4,600	8,635	196,987	397,500	In Progress	February 2019
James B. Fraser	14,176	20,174	466,942	397,500	Achieved	June 2017
Robert B. Hodgins	18,923	15,866	672,073	397,500	Achieved	February 2015
Susan M. MacKenzie	6,450	24,501	481,202	397,500	Achieved	July 2016
Donald J. Nelson(3)	10,500	15,716	385,034	397,500	In Progress	June 2017
Elliott Pew	21,100	29,151	844,706	735,000	Achieved	September 2015
Glen D. Roane	99,679	27,144	2,640,230	397,500	Achieved	February 2015
Sheldon B. Steeves	1,600	21,322	323,194	397,500	In Progress	June 2017

Notes:

(1) Based on the closing price of the Common Shares on the TSX of $12.85 per Common Share on March 6, 2015 or their book value at the time of acquisition, whichever is higher.

(2) Pursuant to the Board’s retirement policy, Mr. Dodge is not seeking re-election at the Meeting.

(3) Mr. Nelson is not seeking re-election at the Meeting.

EXECUTIVE COMPENSATION

Letter to Shareholders

Dear Fellow Shareholder,

We, the Board of Directors, are accountable to our Shareholders for the overall stewardship of Enerplus.

Our accountability includes a commitment to provide our Shareholders with information on the executive compensation philosophy, programs and decision-making at Enerplus that enable us to attract, motivate and retain the high quality executive talent we need to deliver Shareholder value.

The purpose of this letter is to provide an overview of Enerplus’ performance in 2014, the compensation decisions we made, as well as changes made that will impact executive compensation going forward.

2014 Business Overview

We started 2014 with two strong quarters, achieving results that exceeded most of our corporate performance targets. We ended the first half of the year at the top of our peer group relative to a six-month total shareholder return (“TSR”), having increased production guidance, decreased operating cost guidance and materially increased our contingent resource and drilling inventory in Ft. Berthold.  The inflationary impact of a weakening Canadian dollar on our U.S. spending did result in increased capital spending guidance.

The second half of the year, specifically the last quarter, proved more challenging as commodity prices for both oil and gas fell sharply.  Other performance pressures came from the Marcellus price-driven curtailment of production, new gas capture regulations and midstream infrastructure delays in North Dakota, and third party plant outages in Canada.

Nonetheless, we continued to deliver strong operational results in the third and fourth quarters of 2014.  We met or exceeded virtually all of our operational targets, as shown in the CD&A.  Our year-end reserves position reflected low F&D costs, excellent reserve replacement, as well as a strong recycle ratio and top quartile capital efficiencies.  Solid funds flow growth, disciplined capital management, and a successful divestment program resulted in a strengthened balance sheet over the course of the year.  We ended 2014 with a strong balance sheet and significant hedge protection for 2015.

We also met or exceeded the majority of our goals in strategic portfolio positioning, people management, finance and reporting, and information systems.

Despite the dramatic drop of our share price at the end of the year, we delivered a one year total shareholder return that was in line relative to our peers. Nonetheless, we believe it is important to acknowledge the absolute negative total return experienced by our Shareholders in 2014.  Although Enerplus was positioned near the midpoint of our peer group’s TSR performance, it was difficult to call this an “above expectation” performance year when our Shareholders had lost 35% in TSR.

These results had a direct impact on the corporate portion of 2014 bonuses and long-term incentives paid to executives.

2014 Compensation Changes

The Company’s compensation framework and programs are continuously reviewed for effectiveness in achieving our compensation objectives.  Further descriptions of executive compensation philosophy, framework and elements as well as compensation paid to Named Executive Officers in 2014 are outlined in the “Compensation Discussion & Analysis” section.  Below is a summary of key changes made in 2014 to further align compensation with Shareholder interests and market best practices.

Equity Plans

•                  Introduced a Share Award Incentive Plan, with 87% Shareholder approval at the last Shareholder meeting

•                  Discontinued the current use of Options in favor of RSUs and PSUs to reduce dilution to Shareholders

•                  Removed the minimum payout for PSUs to strengthen the “pay for performance” connection

•                  Introduced the ability to treasury settle grants under the Share Award Incentive Plan to reduce cash costs

Retirement Policy

•                  Introduced retirement provisions within LTI plans, allowing eligible executives to retire without forfeiting equity awards previously granted, potentially reducing future executive severance obligations and further aligning the retiring executive’s compensation with continued long-term corporate performance

2014 Compensation Decisions

Annually, the Compensation & Human Resources Committee reviews executive pay, benchmarking analysis and risk considerations, and stress tests compensation payouts under various performance scenarios.  The Committee considers corporate and individual performance results to make appropriate executive compensation decisions that are tied to the performance of Enerplus and Shareholder returns.

Base Salaries and Long Term Incentives (LTI)

Decisions on executive base salaries and LTI were made in February 2014 to reward individual performance, acknowledge individual potential, link long-term pay to performance, and ensure continued competitiveness within our peer group.

Short Term Incentive

For 2014, based on the recommendation of the Compensation & Human Resources Committee, the Board approved an annual corporate performance rating of 1.0.  This rating reflects Enerplus’ success at meeting or exceeding the majority of its operational and strategic goals but also acknowledges the decline in absolute return experienced by our Shareholders. This compares to a 1.9 performance rating in 2013.  More details on this year’s rating follow in the CD&A.

CEO Compensation

Mr. Dundas’ total compensation in 2014 was $3,064,981.  Mr. Dundas received a 3.5% base salary increase in 2014, an annual bonus payout reflecting both his individual and corporate performance, as well as an LTI grant reflecting his first full year as the CEO of Enerplus.  The Compensation & Human Resources Committee recommended and the Board approved this award based on an assessment of his individual performance against his individual objectives for the year and the strong performance and exceptional leadership demonstrated in delivering corporate results in 2014.

2015 Base Salary

In light of significantly lower commodity prices in the first quarter of 2015, the Compensation & Human Resources Committee, in consultation with management, believed it was appropriate to forgo base salary increases for the majority of Enerplus staff.  As such, neither Mr. Dundas nor any of the Senior Vice-Presidents of Enerplus received a base salary increase in 2015.

Have Your Say on Pay

As a Shareholder, your opinion matters on how we steward Enerplus and the decisions we make.  Annually, Shareholders vote on the approval of the non-binding resolution on Enerplus’ approach to executive compensation.  This resolution was approved by Shareholders at the last Shareholder meeting and we look forward to another favourable vote this year.  We welcome your input at any time of the year regarding executive compensation, philosophy and how to strengthen the linkage to performance.  Two-way communication increases transparency, and our confidence that we are making the right decisions on your behalf and for Enerplus.  To contact us, you can write to Enerplus, Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, or telephone (1-800-319-6462) or email (investorrelations@enerplus.com).

Sincerely,

“Elliott Pew”	“Susan M. MacKenzie”

Elliott Pew	Susan M. MacKenzie
Board Chairman	Chair of the Compensation & Human Resources Committee

Named Executive Officers

The Named Executive Officers who are the focus of the Compensation Discussion & Analysis and who appear in the compensation tables are:

Name	Title	Level
Ian C. Dundas	President & CEO	CEO
Robert J. Waters	Senior Vice-President & Chief Financial Officer	SVP
Raymond J. Daniels	Senior Vice-President, Operations	SVP
Eric G. Le Dain	Senior Vice-President, Corporate Development, Commercial	SVP
Edward L. McLaughlin	President, U.S. Operations	VP

Named Executive Officers Profiles

The following profiles provide you with background on each of the Named Executive Officers, including experience, education and achievements for 2014. In addition, their individual 2014 total compensation, comparison to 2013 compensation, and percentage of at risk compensation is reflected below.

Ian C. Dundas

Position: President & Chief Executive Officer

Experience:  Enerplus - 13 years; Industry - 24 Years

Location: Calgary, Alberta

Accountability

Mr. Dundas became President & Chief Executive Officer of Enerplus on July 1, 2013. He joined the company in 2002 as Vice-President of Business Development, where he was responsible for corporate acquisition and divestment strategies. In 2010, his role expanded to that of Executive Vice-President. In 2011, Mr. Dundas was appointed to Executive Vice-President & Chief Operating Officer, where he oversaw the development and execution of the company’s operational strategies, strategic planning, marketing and reserves, as well as acquisitions and divestments. As President & Chief Executive Officer, Mr. Dundas is responsible for overall leadership of the strategic and operational performance of Enerplus.

Biography

Prior to joining Enerplus, Mr. Dundas held several executive positions in the merchant banking business, where he helped oil and gas companies grow by accessing the funding and expertise they required.  Mr. Dundas is a member of the Canadian Council of Chief Executives and a former Governor of the Canadian Association of Petroleum Producers.  Mr. Dundas has been an active volunteer in numerous charitable endeavors and is currently Co-chair of the YMCA Partner of Potential campaign.  Mr. Dundas has sat on the boards of numerous private and public companies.  Mr. Dundas holds a Bachelor of Commerce (Distinction) from the University of Calgary and a Bachelor of Laws (Distinction) from the University of Alberta. He was called to the Alberta Bar in 1995.

2014 Key Achievements:

•             Exceeded most corporate operational performance targets

•             Significant advancement of organizational safety and social responsibility performance

•             Strong execution success on non-core asset divestment strategy

•             Meaningful improvement in employee engagement, leadership development and succession planning in a challenging economic environment

•             Median relative TSR performance

Compensation Component	2014	2013	Change %	2014 Mix %	At risk in 2014
Base Salary Earnings	514,583	470,000	9%	17%	80% of total compensation was at risk
Equity Awards Value	2,018,261	1,842,026	10%	66%
Annual Incentive Plan	426,420	690,000	-38%	14%
Other Compensation	105,717	102,647	3%	3%

Total	3,064,981	3,104,673	-1%	100%

Robert J. Waters

Position: Senior Vice-President & Chief Financial Officer

Experience:  Enerplus - 14 years; Industry - 30+ Years

Location: Calgary, Alberta

Accountability

Mr. Waters is a member of the senior executive team and oversees capital markets, accounting, information systems, human resources, investor relations, tax, and corporate services.  Mr. Waters joined Enerplus in 2001 as the company’s Senior Vice-President & Chief Financial Officer.

Biography

Prior to joining the company, he served in the roles of Vice-President and Chief Financial Officer at Pengrowth Energy Trust, Treasurer at Norcen Energy Resources, and Manager at Thorne Riddell (now KPMG).  In 2014, Mr. Waters was appointed to the Board of Directors of The Ann & Sandy Cross Conservation Area and in 2015 he was appointed to the Board of Governors of the Explorers and Producers Association of Canada (“EPAC”).

Mr. Waters holds an Honours Bachelor of Business Administration and a Masters of Business Administration from the Schulich School of Business at York University, Toronto. He became a Chartered Accountant in 1986.

2014 Key Achievements:

•  Converted three years of financial statements to U.S. GAAP from IFRS
•  Completed $200 million senior 12 year term debt deal at 3.79%
•  Improved internal controls in U.S. accounting and payroll
•  Assumed responsibility for Human Resources: Advanced corporate culture, succession and leadership training

•  Delivered all of the 2014 Information Systems projects successfully on time and on budget
•  Assumed responsibility for Corporate Properties and Workplace Systems

Compensation Component	2014	2013	Change %	2014 Mix %	At risk in 2014
Base Salary Earnings	387,996	377,000	3%	21%	75% of total compensation was at risk
Equity Awards Value	1,170,601	980,200	19%	62%
Annual Incentive Plan	252,846	343,070	-26%	13%
Other Compensation	80,298	85,735	-6%	4%

Total	1,891,740	1,786,005	6%	100%

Raymond  J. Daniels

Position: Senior Vice-President, Operations

Experience:  Enerplus - 8 years; Industry - 30+ Years

Location: Calgary, Alberta

Accountability

Mr. Daniels oversees the company’s operations in both Canada and the U.S. His accountability is to strategically and economically develop the U.S. and Canadian assets in a safe and responsible manner.  He oversees all geoscience and engineering functions related to developing the assets, and the required technical support services of surface and mineral land; production and facilities engineering; field operations; safety and social responsibility and other operations-related functions.

Biography

Mr. Daniels joined Enerplus as Vice-President of Oil Sands in 2007 and became Vice-President, Development Services in 2009. In 2011, he was appointed to the position of Senior Vice-President, Canadian Operations and his role was expanded again in 2012 to include U.S. Operations. He started his career in technical roles with Chevron Petroleum and held a number of management positions with Conoco U.K. Limited and Conoco Phillips Canada over a 23-year period. Prior to joining Enerplus, he served as ConocoPhillips Canada’s Vice-President on the Surmont oil sands development.

Mr. Daniels is a P.Eng and a Chartered Engineer with a Masters of Business Administration and a Bachelor of Science (Mechanical Engineering) from Aberdeen University.

2014 Key Achievements:

•  Achieved profitability targets through significant effort in re-balancing priorities and shifting planned capital spending from Canada to the U.S. despite several  obstacles including delayed tie-in in Ft. Berthold, reduction of production volumes in the Marcellus, increased regulatory pressure in the U.S., and the impact of the falling Canadian dollar

•  Significantly improved Safety & Social Responsibility results with particular focus on engaging external partners on safety initiatives

•  Exceeded portfolio targets with a total of $108M (adjusted sales price) in divestments of non-core, non-operated properties

Compensation Component	2014	2013	Change %	2014 Mix %	At risk in 2014
Base Salary Earnings	364,654	352,600	3%	21%	75% of total compensation was at risk
Equity Awards Value	1,100,185	992,096	11%	63%
Annual Incentive Plan	220,033	322,431	-32%	12%
Other Compensation	76,043	81,487	-7%	4%

Total	1,760,915	1,748,614	1%	100%

Eric G. Le Dain

Position: Senior Vice-President, Corporate Development, Commercial

Experience:  Enerplus -  9 years; Industry - 30+ years

Location: Calgary, Alberta

Accountability

Mr. Le Dain leads the strategic planning, business development and new plays, reserves, and marketing groups. His responsibilities include coordinating and participating in long range planning and the reserve process, acquisitions and divestments, and commodity price risk management.

Mr. Le Dain joined Enerplus in 2006 as Vice-President of Marketing. In 2008, he added regulatory compliance and environmental responsibilities, and then his accountabilities shifted in 2010 when he was appointed Vice-President, Strategic Planning, Reserves & Marketing. In 2011, he was promoted to Senior Vice-President, and in 2013 business development and new plays were added to his portfolio.  At the end of 2014, divestment oversight was added to his portfolio.

Biography

Prior to joining Enerplus, Mr. Le Dain was an Executive Director at UBS Commodities Canada Ltd., and at Enron Canada Corp., in origination and marketing.  Prior to that he worked in operations, and marketing, at Shell Canada Limited and major projects at Husky Oil Operations Ltd.

Mr. Le Dain holds a Bachelor of Applied Sciences (Mechanical Engineering) degree from Queen’s University and a Masters of Business Administration degree from the University of Calgary.

2014 Key Achievements:

•  Developed a strong hedging position, which will allow Enerplus to fund 2015 capital and dividend programs primarily with funds from operations despite the decline in oil prices

•  Strategic planning and forecasting and portfolio targeting taken to next level through process, analysis, and systems changes, including the seamless implementation of a new capital management system

•  Implemented term marketing sales and transportation commitments, in particular in the Marcellus and Ft. Berthold regions that support market point sales while ensuring commitment flexibility

•  Advanced delineation of Duvernay play

Compensation Component	2014	2013	Change %	2014 Mix %	At risk in 2014
Base Salary Earnings	336,595	317,750	6%	20%	75% of total compensation was at risk
Equity Awards Value	1,020,177	830,180	23%	62%
Annual Incentive Plan	212,194	300,142	-29%	13%
Other Compensation	82,175	75,945	8%	5%

Total	1,651,142	1,524,017	8%	100%

Edward L. McLaughlin

Position: President, U.S. Operations

Experience:  Enerplus - 4 years; Industry - 30+ Years

Location: Denver, Colorado

Accountability

Mr. McLaughlin oversees the day-to-day activities of our Bakken oil play in North Dakota and Montana as well as our Marcellus natural gas assets in the northeastern U.S. Mr. McLaughlin is based in our Denver office, where he joined Enerplus in 2011 as Manager of Land before becoming President, U.S. Operations in 2012.

Biography

Mr. McLaughlin has more than 30 years of oil and gas experience in the U.S. and has held numerous senior positions within the industry, including President of the U.S. subsidiary of a major oil and gas company.   He has a Masters in Business Administration from the University of Colorado and is a Certified Professional Landman.

2014 Key Achievements:

•  Increased resource and reserve additions by completing a comprehensive original oil in place (OOIP) evaluation in Ft. Berthold that resulted in a 250% increase in contingent resource

•  Solid operational performance with production levels achieving 98% of budget with new well performance exceeding expectations in Ft. Berthold and capital exit efficiency exceeding target

•  Significantly evolved the culture of the U.S. organization and championed leadership development resulting in a 33% reduction in attrition relative to 2013

Compensation Component	2014	2013	Change %	2014 Mix %	At risk in 2014
Base Salary Earnings	307,910	297,250	4%	27%	68% of total compensation was at risk
Equity Awards Value	580,785	560,063	4%	51%
Annual Incentive Plan	185,851	218,051	-15%	17%
Other Compensation	54,581	54,577	0.01%	5%

Total	1,129,127	1,129,941	0%	100%

Note:

Mr. McLaughlin is a U.S. employee paid in U.S. dollars and the compensation components are displayed here in U.S. dollars for the purposes of comparing the change year-over-year.  Other compensation tables in the CD&A are reflected in the Canadian dollar equivalent of the U.S. dollar.  For 2014, the Canadian dollar equivalent of the U.S. dollar is  based on the exchange rate in effect on December 31, 2014 of US$1.00=CDN$1.1601.  For 2013, the Canadian dollar equivalent of the U.S. dollar is  based on the exchange rate in effect on December 31, 2013 of US$1.00=CDN$1.0636.

Compensation & Human Resources Committee Governance

The Compensation & Human Resources Committee is exclusively made up of independent directors. Ms. MacKenzie serves as Chair, while other current members include Messrs. Culbert, Dodge, and Nelson. The Committee members’ experience in leadership roles throughout their careers, their extensive knowledge of the energy industry and their mix of experience in the areas of operations, corporate strategy and financial matters provides the collective experience, skills and qualities to effectively support the Committee in carrying out its mandate.

The Committee has primary responsibility for executive compensation, including setting compensation levels, ensuring plan designs align with Shareholder interests, assessing performance and compensation risk, and determining appropriate incentive payouts.  For an annual work plan of the Committee’s responsibilities, refer to Schedule A.

Executive Compensation Decision Making Process

Use of External Advisors

The Compensation & Human Resources Committee regularly retains the services of external compensation consultants to provide information and recommendations on market conditions and appropriate competitive practices. In 2014, the Committee retained the following advisors:

•                  Mercer (Canada) Limited - Mercer’s primary mandate in 2014 was to conduct benchmarking analysis of executive compensation and to provide recommendations related to executive compensation levels, pay mix, programs, and policies. Enerplus has retained Mercer to provide similar services since 2005.

•                  Hugessen Consulting - Hugessen was retained to review Enerplus’ 2013 disclosure practices with respect to its executive compensation and governance matters, and to provide suggestions for improving the focus and readability of subsequent disclosure.  In addition, at the request of the Corporate Governance & Nominating Committee, Hugessen also provided a benchmark report on director compensation of Enerplus’ peers.  The Committee used this information to conduct a director compensation review, as required in the Committee’s charter.  Prior to 2014, Enerplus had not retained Hugessen.

In order to ensure the independence of the Compensation & Human Resources Committee’s advisors, management must seek approval from the Committee prior to retaining either advisor for other engagements. The following table reflects fees incurred in 2014 and 2013 for the engagement of external compensation consulting.

Consultant Engagement Fees

Fee Type	Consultant	2014	2013
		($000s)	($000s)
Executive & Director Compensation Related Fees[1]	Mercer	178.7	196.9
	Hugessen	33.7	—
All Other Fees[2]	Mercer	24.2	34.1
	Hugessen	21.1	—
Total	Mercer	202.9	231.0
	Hugessen	54.8	—

Notes:

(1) Compensation related fees for services related to determining compensation for Enerplus’ executive officers and board directors. This work was completed at the request of the Corporate Governance & Nominating Committee or the Compensation & Human Resources Committee.

(2) Represents fees paid by Enerplus for general advice on other compensation matters, including fees in connection with annual compensation survey participation and consulting services for employee compensation, compensation disclosure practices and human resources matters. This work was completed at the request of the Compensation & Human Resources Committee or management.

Aligning Executive Compensation and Shareholder Interests

Compensation Principles

Our executive compensation programs reflect the following principles, which we believe are in the best interests of Shareholders and align with corporate governance best practices:

What We Do	What We Don’t Do

✓ Provide a meaningful part of executive compensation that is “at risk” and contingent upon corporate and individual performance	✗ Back-date or re-price stock options

✓ Retain external compensation experts, who report directly to the Compensation & Human Resources Committee	✗ Pay dividends on PSUs or RSUs prior to vesting

✓ Benchmark pay levels and mix to other organizations of comparable size in the same industry and geographic areas	✗ Provide tax gross-ups

✓ Disclose the operational and financial performance drivers used to determine incentive payouts	✗ Provide a pension plan

✓ Measure performance and align compensation outcomes with the achievement of corporate goals over multiple time horizons

✓ Mitigate risk by having anti-hedging, recoupment/claw back and share ownership practices in place

✓ Include a “double trigger” in our executive employment agreements so that severance payments are due upon a Change of Control only if the executive’s employment is also effectively terminated

✓ Provide reasonable benefits and perquisites that are market competitive and within industry norms.

✓         Provide long-term incentive provisions upon retirement to encourage eligible executives’ voluntary retirement and to align retiring executives’ financial interests with continued long-term corporate performance

Risk Mitigation

Enerplus recognizes that certain compensation designs could promote unintended behaviors that may, in certain circumstances, be misaligned with Enerplus’ and the Shareholders’ best interests.  Enerplus seeks to ensure, through the structure of its compensation programs, to mitigate risk and align executive actions and decisions with the interests of Enerplus and its Shareholders.  There are additional risks that Enerplus is typically subject to; however, this discussion focuses solely on risks linked to the executive compensation programs.  Elements of Enerplus’ mitigation of behavioural risk are embedded in its compensation processes and executive compensation design as follows:

Process Elements

•                  Members of the Compensation & Human Resources Committee meet regularly to review both employee and executive compensation and human resources issues generally, with one of the meetings focused predominantly on executive compensation

•                  Engagement by the Committee of a third party consultant to review the executive compensation programs brings additional objectivity

•                  A regular review of proxy materials and compensation survey data analysis identifies whether Enerplus’ compensation programs are deviating significantly from market practices

Compensation Design Elements

•                  A significant portion of the executives’ compensation package is comprised of “at risk” elements such as long-term incentives and short-term incentive bonus.  This “at risk” compensation aligns executive and Shareholder interests because Shareholder returns directly impact the calculation of the short-term and long-term incentives

•                  Minimum share ownership requirements for the executive officers ensure that the executives are also Shareholders and, therefore, increase alignment with the Shareholders’ interests

•                  An annual incentive plan coupled with three-year vesting of long-term incentive awards ensures a focus on both near-term performance and long-term value creation

Share Ownership Requirements

To align executives with Shareholder interests, all executives have a minimum share ownership threshold that must be achieved within five years from the date of their appointment as an officer of Enerplus. Each executive must acquire and hold Enerplus equity valued at or greater than the following multiples of their base salary.

Position	Multiple of Salary
Chief Executive Officer	3X
Senior Vice-President	2X
Vice-President	1X

For the purposes of determining compliance with the share ownership requirements, Enerplus “equity” includes Common Shares, RSUs and PSUs but excludes Incentive Rights and Options.  For PSUs, the minimum performance multiplier is used to determine the share value.  For PSUs granted prior to 2014, the minimum payout value of 0.5X is applied.  PSUs granted in 2014 are excluded from the share ownership value as they have a zero minimum value.  In addition, at least one-half of the executive’s ownership requirements must be in Common Shares.  In the event of an increased ownership threshold as a result of a promotion to a higher executive level, the executive must achieve the higher ownership threshold within three years of that promotion.

As of December 31, 2014, all Named Executive Officers were in compliance with Enerplus’ equity ownership guidelines or had additional time remaining to achieve the required ownership threshold.

Name	Common Shares[1]	Value of Common Shares[2]	RSUs/PSUs	Recognized Value of RSUs/PSUs[3]	Total Value Share Ownership	Share Ownership Requirement	Share Ownership Status
	(#)	($000)	(#)	($000)	($000)	($000)
Ian C. Dundas	65,752	2,342	175,976	976	3,318	1,553	Achieved
Robert J. Waters	38,959	1,775	98,717	545	2,320	780	Achieved
Raymond J. Daniels	17,261	407	95,470	529	936	733	Achieved
Eric G. Le Dain	18,802	480	85,117	468	948	680	Achieved
Edward L. McLaughlin[4]	3,525	83	54,612	304	387	359	In Progress

Notes:

(1) Based on the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by each Named Executive Officer.

(2) Based on the higher of the closing price of the Common Shares on the TSX of $11.19 per Common Share on December 31, 2014 or their book value at the time of acquisition.

(3) For the purposes of assessing the value of the Named Executive Officers’ aggregate equity holdings, Enerplus recognizes one-half of the value of outstanding PSUs as at December 31, 2014 for PSUs granted prior to 2014. For PSUs granted in 2014, zero value is assigned.

(4) Mr. McLaughlin is a U.S. employee paid in U.S. dollars. The amounts represent the Canadian dollar equivalent of the U.S. dollar share ownership value based on the exchange rate in effect on December 31, 2014 of US$1.00=CDN$1.1601.  In addition, Mr. McLaughlin’s share ownership status is in progress as he continues towards achieving the condition of holding at least one-half of his ownership requirements in the form of Common Shares.

Anti-Hedging Policy

All officers and directors of Enerplus are prohibited from entering into any hedging or other similar transactions that would potentially have the effect of reducing the risk associated with that individual’s required equity ownership holdings or “at risk” pay.

Claw Back Policy

Enerplus, as a foreign private issuer, is subject to certain U.S. legislation, including provisions of the Sarbanes-Oxley Act.  The Sarbanes-Oxley Act provides that, in the event an issuer is required to prepare an accounting restatement as a result of the material non-compliance of the issuer with any financial reporting requirement, the chief executive officer and the chief financial officer of the issuer will be required to reimburse the issuer for certain elements of such executive’s compensation.  Enerplus abides by these laws.

Compensation Discussion & Analysis

Executive Compensation Strategy & Philosophy

Our compensation strategy is to attract, motivate, retain and reward top talent while balancing risk, short-term performance and long-term Shareholder value creation.  In determining compensation and ensuring alignment to a pay for performance philosophy, Enerplus references corporate performance, peer group compensation and positions executive compensation below, at or above the median based on the particular executive’s role, performance, knowledge and experience.  Our programs are reviewed regularly against the peer group to ensure market competitiveness and an overall competitive compensation package.

Enerplus undergoes the following process when determining executive compensation and the desired outcomes of our rewards philosophy:

Pay “At Risk”

Enerplus ensures that a meaningful portion of executive pay is “at risk” - meaning that it is not a guaranteed payment.  To align with our pay for performance philosophy, a significant percentage of the executives’ total compensation is comprised of short-term and long-term incentives which link directly to corporate performance and to Enerplus’ relative TSR. For the 2014 performance year, the following table shows the mix of compensation components and demonstrates the proportion of “at risk” pay for the CEO and other Named Executive Officers relative to total compensation.

In 2014, the proportion of the Named Executive Officers’ target “at risk” compensation was well aligned with Enerplus’ peer group.

Executive Compensation Components

Executive Compensation Components Summary

The following table summarizes the compensation components offered to executives and illustrates the “at risk” and “not at risk” components.  Further description follows this summary.

	Not at Risk Compensation		At Risk Compensation
	Base Salary	Other Compensation	Bonus Plan	Long Term Incentives (LTI)
Description	Fixed amount of pay to compensate for daily work	Health and insurance benefits, savings plan, car allowance and parking	Lump sum cash payment provided for previous calendar year performance	LTI awards are split: 75% in PSUs and 25% in RSUs
Purpose	Compensates for executive’s role, performance and background	Assists in the overall health and financial wellbeing of executives and family	Recognizes and rewards individual and corporate achievements during previous calendar year	To drive mid and long-term corporate performance
Determination	Based on peer market data, performance, experience and scope of role relative to peers	Consideration given to market competitiveness in determining plan design features	Individual and corporate payout multiplier is up to 2X target where results are outstanding, and may be as low as 0X target for unacceptable levels of performance	LTI award is up to 2x target based on individual and corporate performance, long-term contribution potential of executive, and peer group market data
Performance linkage	Salaries commensurate with executive background, role and performance	Majority of coverage is a percentage of salary	Individual portion based on achievement of individual objectives set in accordance with corporate strategy Corporate portion based on achievement of objectives approved by the Board

RSUs - Payout amounts are directly linked to share price and adjusted for dividends paid

PSUs — Payout amounts range from 0x-2x the grant amount, are linked to Enerplus’ relative three-year TSR, and adjusted for dividends paid

Performance Period	Day to Day	Day to Day	One Year	Three Years
Time of Payout	Bi-monthly	Bi-monthly	Annually	RSUs - Paid out in thirds on grant anniversaries PSUs - Cliff vest on third year anniversary of grant

Base Salary

Base salaries form the core foundation of our total compensation package.  In determining salaries, Enerplus references the peer group median and salaries are positioned below, at or above such median according to the executive’s role, performance, knowledge and experience.

Short-Term Incentives - Bonus Plan

Executives participate in an annual bonus plan, which rewards individual and corporate achievement over the previous calendar year and is a lump sum payment. The value of the bonus is calculated as below:

Bonus target amounts are expressed as a percentage of salary with individual and corporate weightings applied according to the Named Executive Officer’s level of seniority within the organization. A more senior contributor has greater potential to impact corporate outcomes, so a higher proportion of their bonus is weighted to the corporate results.

	Bonus Weightings
Position	Individual	Corporate
Chief Executive Officer	30%	70%
Senior Vice-President	40%	60%
Vice-President	50%	50%

Individual performance ratings range from zero to double the target, meaning that there is the potential to receive up to two times the individual portion of their annual bonus for outstanding performance. The corporate performance rating also ranges from zero to two and is assessed by the Board of Directors based on three primary factors: (i) operational performance; (ii) other strategic objectives; and (iii) Enerplus’ relative TSR within its peer group.

Long Term Incentives (LTI)

All executives are eligible to participate in Enerplus’ LTI program.  Prior to 2014, executives were granted awards under the 2011 Executive PSU Plan, the Stock Option Plan and the Rights Incentive Plan.  Following the adoption of the Share Award Incentive Plan in 2014, executives are eligible to receive LTI under the Share Award Incentive Plan consisting of 75% Performance Share Units (“PSUs”) and 25% Restricted Share Units (“RSUs”).  Typically, all grants, when vested, are settled with Common Shares issued from treasury.  These Common Shares are then sold on the TSX on behalf of the recipients.  Enerplus’ LTI program allows executives to participate in the success of the Company and creates a strong alignment to Shareholder interests as its value tracks Enerplus’ share price performance (in the case of RSUs and PSUs) and Enerplus’ relative TSR (in the case of PSUs).

The target grant value is expressed as a percentage of salary and the grant award can be up to 2X the target. The actual grant may be adjusted up or down from the target award based on individual and corporate performance, long-term contribution potential of the executive, and competitive market practices.

The value of LTI payouts for awards made under the Share Award Incentive Plan is calculated as follows:

The PSU performance multiplier is calculated based on Enerplus’ three-year TSR percentile rank relative to the members of the S&P/TSX E&P Index.  Under the Share Award Incentive Plan, performance below the 25th percentile results in a 0.0X payout, which is different from the awards granted under its predecessor, the 2011 Executive PSU Plan, which would result in a minimum 0.5X multiplier in this situation.  Enerplus modified the calculation of the performance multiplier for the Share Award Incentive Plan in 2014 in order to better align the awards granted under such plan with Shareholder interests and Enerplus’ pay for performance philosophy.

The following graph shows the PSU performance multiplier associated with various percentile rankings.

Information about the Named Executive Officers’ LTI awards is reflected under “Executive Compensation Tables - Summary Compensation Table”. Summaries of the current and past Enerplus LTI plans are contained under “Additional Information”.

Savings Plan

For Canadian executives, Enerplus contributes 4% of base salary, plus matches individual contributions on a one-to-one basis up to a maximum employer contribution of 12% of salary. Contributions are made to a retirement savings or non-registered plan at the executive’s direction.

For American executives, Enerplus contributes to a 401(k) Plan.  The employer contribution is 2% of cash earnings, plus matching of individual contributions on a one-to-one basis up to a maximum employer contribution of the lesser of 8% of earnings or US$23,000.

For both plans, contributions are made on each pay and are immediately vested.

Benefits and Perquisites

Executives receive health and insurance benefits, wellness spending accounts, car allowances, parking payments, club memberships and financial services.  Perquisites provided are nominal and average less than 5% of a Named Executive Officer’s total compensation.  Enerplus does not have a pension plan.

2014 Compensation Treatment for Named Executive Officers

2014 Compensation Determination

Based on 2014 performance and achievements, the Board approved the following compensation decisions, which are also reflected in the Summary Compensation Table:

•                  Base salary increases awarded to the Named Executive Officers in February 2014 were as follows:  Ian Dundas - 3.5%, Robert Waters - 3.5%, Ray Daniels - 3.5%, Eric Le Dain - 6.5%, Edward L. McLaughlin - 3.7%.

•                  Bonus awards for 2014 were approved and paid to the Named Executive Officers in February 2015; and

•                  The grant date fair value of 2014 LTI was determined by the Board in February 2014.

The compensation decisions made were based on each Named Executive Officer’s individual performance, corporate performance, and reflect market competitive compensation levels for their position and scope of role.  The aggregate remuneration paid to, or earned by, all Named Executive Officers in 2014 was $9,641,757.

Long Term Incentive Awards

The Compensation & Human Resources Committee determined the long-term incentives awards for each Named Executive Officer based on individual performance and the market competitiveness of LTI awards for their position and scope of role.  Named Executive Officers received Share Awards consisting of 75% PSUs and 25% RSUs.  The table below depicts the PSUs and RSUs granted to each Named Executive Officer in February 2014:

Name	PSU Award[1] (#)	RSU Award[2] (#)	Total LTI Value ($)
Ian C. Dundas	77,387	23,188	2,018,250
Robert J. Waters	44,885	13,449	1,170,585
Raymond J. Daniels	42,185	12,640	1,100,164
Eric G. Le Dain	39,117	11,721	1,020,164
Edward L. McLaughlin[3]	24,323	7,403	636,847

Notes:

(1)    The actual number of PSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the first twenty trading days of the applicable performance period, which was $19.56.

(2)    The actual number of RSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the five trading days preceding and including the grant date, which was $21.76.

(3)    Mr. McLaughlin is a U.S. employee paid in U.S. dollars.  The total LTI value is determined in U.S. dollars and is reflected in Canadian dollars based on the exchange rate in effect on the grant date, being approximately US$1.00=CDN$1.0964.

Compensation Peer Group

Every year, the Compensation & Human Resources Committee selects a comparator group of companies (referred to in this Information Circular as the “Compensation Peer Group”) for the purpose of executive compensation benchmarking. Peers are selected based on comparability of operations, including geography and scope as measured by production volumes, market capitalization and annual revenues.

The 2014 Compensation Peer Group used to benchmark Canadian Named Executive Officer compensation is shown below.  Additional compensation data from subsidiaries may be considered in determining executive compensation.  Edward McLaughlin is a U.S. employee and the peer group used for Mr. McLaughlin’s compensation benchmarking consists of all exploration and production companies listed in the U.S. Mercer survey.

2014  Compensation Peer Group

Advantage Oil & Gas Ltd.	Lightstream Resources Ltd.
ARC Resources Ltd.	Pengrowth Energy Corporation
Baytex Energy Corp.	Penn West Petroleum Ltd.
Bonavista Energy Corporation	Peyto Exploration & Development Corp.
Crescent Point Energy Corp.	Vermilion Energy Inc.

Short Term Incentive: 2014 Corporate Bonus Performance Assessment

Corporate Performance Measurement

The Compensation & Human Resources Committee and the Board participate with management in the annual corporate goal setting process and evaluate performance relative to these goals throughout the year.  To assess corporate performance in 2014, the Committee used a scorecard approach based on the following three performance categories:

Operational performance	Execution of strategic objectives	Total shareholder return

The performance assessment results in a corporate performance rating, which is used as a multiplier to calculate a portion of an executive’s bonus award. The annual corporate performance rating scale ranges between zero to a maximum of 2.0.  A rating of 1.0 generally reflects meeting the Board’s performance expectations.

Weighting the Corporate Performance Categories

The Board does not apply numerical weightings to each of the three performance categories, nor to the specific objectives within each category.  Although many of the objectives are numerical in nature, the evaluation process also involves the use of informed judgement and consideration of circumstances such as macroeconomic environment, internal constraints and external factors in determining the performance rating.

The Board determines the appropriate weighting of the three performance categories on an annual basis and may adjust this weighting as required.  At the outset of 2014, the Board indicated that there would be a greater emphasis on “operational performance” when assessing overall corporate performance in 2014.  This was driven by the belief that Shareholder value would be optimized by continuing to build a track record of delivering strong operational results.  Throughout the second half of 2014 and after the dramatic decline in oil and gas prices, the Board determined that greater emphasis on the absolute TSR than originally anticipated was appropriate.

Corporate Performance Summary

For 2014, based on the recommendation of the Committee, the Board approved an annual corporate performance rating of 1.0.  This rating reflects Enerplus’ success at meeting or exceeding the majority of operational and strategic goals and objectives, but also acknowledges the decline in absolute Shareholder return in 2014.

Performance Category	Key Measurements	Assessment
Operational performance on key metrics and relative to peers	✓ Met or exceeded production, funds flow, reserves, G&A costs and safety and regulatory goals ✓ Met on capital, after adjusting for foreign exchange ✗ Missed on operating expenses and spill count	Exceeded
Execution of Goals and Strategic Objectives

✓              Met or exceeded most goals, notably on contingent resource increase in Ft. Berthold

✓              Raised over $100 million in funds through non-core divestments

✓              Implemented and improved on many processes with measured impact

✓              Redefined and advanced corporate culture, talent management and succession strategies

Exceeded
Total Shareholder Return relative to peers and absolute return	✓ TSR was average relative to our peers ✗ Negative TSR on absolute basis	Missed

A description of 2014 performance in each category follows.

1.              Operational Performance

Management establishes annual goals for operational performance that are important to Shareholder value creation and in turn form the basis of Enerplus’ public guidance. The Compensation & Human Resources Committee and the Board consider these operational metrics as part of the overall performance evaluation in determining the annual corporate performance rating.  The operational metrics are assessed against pre-determined targets and also relative to the operational metrics of a select group of Canadian conventional oil and gas producers whose business is reasonably aligned with Enerplus.

The Committee and the Board concluded that Enerplus exceeded expectations on the majority of its 2014 operational metrics.  Productivity-related metrics were complicated in 2014 as we curtailed an average 5,000 BOE/D of Marcellus production in the second half of the year, due to low realized prices.  Nonetheless, we increased production guidance twice, meeting the final target, while keeping G&A costs below target.

Despite continual changes in non-operated programs and the weakening Canadian dollar, Enerplus adapted and successfully met or exceeded most of our targets on our operated assets.  Over half of the $50 million of capital expenditures above original guidance ($811 million compared to $760 million) was related to foreign exchange shifting from an estimated US$1.00=$1.05 (guidance) to US$1.00=$1.105.  The remaining increase can be attributed largely to a decision to accelerate 2015 spending into the fourth quarter of 2014 following the divestment of our interest in the Elmworth area of Alberta.  Our Q4 exit capital efficiencies met or exceeded our target.

Our reserves greatly exceeded expectations with the addition of over 75 MMBOE of reserves, over and above the divestment of 11 MMBOE during the year. F&D costs (proved plus probable reserves) for the year were $9.80/BOE ($18.92/BOE on oil properties and $0.65/Mcf on gas properties). FD&A costs (proved plus probable reserves) were $8.62/BOE given attractive divestments.  The Reserves Replacement Ratio before net divestments for the year was 2.0X and the recycle ratio was 2.7X, which represent top quartile performance compared to peers.

The following table outlines the primary 2014 operational metrics which the Board used to determine 2014 corporate performance relative to predetermined targets.  The Committee and the Board concluded that Enerplus exceeded expectations on the majority of the operational metrics and achieved above average performance relative to peers.

	Public		Assessment Against Expectation
Operational Execution	Guidance[1]	2014 Result	Missed	Met	Exceeded
Annual Average Production (BOE/D)	97,100	103,130			✓✓
Liquids (BOE/D)	45,100	43,773		✓[2]
Exploration & Development Capital ($MM)	760	811		✓[3]
Finding & Development Oil ($/BOE)	23	18.92			✓✓
Finding & Development Gas ($/Mcf)	1.3	0.65			✓✓
Reserve Replacement Ratio	1.5	2			✓✓
Recycle Ratio	2	2.7			✓✓
Q4 Capital Efficiency: Oil ($000/BOE/D)	<40.0	37.7			✓✓
Q4 Capital Efficiency: Gas ($000/BOE/D)	<16.0	18.2		✓[4]
Operating Expenses ($/BOE)	10.31	10.43	✗
Operating Expenses ($MM)	365	393		✓[5]
Cash G&A ($/BOE)	2.45	2.22			✓✓
Cash G&A $MM	87	83.5			✓✓

Notes:

(1)    Targets reflect adjustment for acquisition and divestment activity.

(2) At mid-year, guidance was adjusted down to 44,000 BOE/D as regulatory restrictions and midstream operator constraints reduced Ft. Berthold tie-ins.

(3) Exploration & development capital target is achieved after adjusting for foreign exchange and allocation of proceeds from divestments.

(4) Q4 Capital Efficiency for gas target was rated as “met” after adjusting for Marcellus curtailments.

(5) Operating expenses ($MM) was rated as “met” after adjustment for increased production relative to guidance and foreign exchange.

2.              Execution of Goals and Strategic Objectives

The key elements of Enerplus’ business strategy are to:

•                  Improve the profitability and sustainability of its business through strong operational execution in Enerplus’ core areas

•                  Actively manage Enerplus’ portfolio of assets to increase Enerplus’ focus on its core properties and provide opportunities for future growth

•                  Maintain financial strength to facilitate execution of plans both in the near and long-term

The objectives below and associated achievements outline how Enerplus succeeded at advancing its business strategy in 2014.

3.              Total Shareholder Return

Enerplus compared its annual TSR to the companies in the S&P/TSX E&P Index in 2014 and used this measurement when considering the corporate performance rating.

Relative to the S&P/TSX E&P Index, through a one-year return period, Enerplus ranked 20th out of 36 companies (45th percentile) with a total return of -35%.  The S&P/TSX E&P Index returns ranged from the highest total return at 22% to the lowest at -71%.  Over a three-year period, Enerplus had a -42% total return and ranked 17 out of 31 companies (47th percentile).

Relative to a group of exploration and production companies in the U.S. Bakken, we ranked at the 50th percentile with a slightly better one year total return of -38% on the NYSE versus the peer average of -42%.

The Compensation & Human Resources Committee and the Board concluded that Enerplus met expectations with respect to relative TSR.  However, due to the dramatic decrease in industry commodity prices during the fourth quarter of 2014, Enerplus’ TSR was significantly impacted.  On an absolute total return basis, it was negative, although on a relative basis Enerplus ranked close to the median of the S&P/TSX E&P Index.  Due to the negative absolute total return Shareholders experienced, the Committee and Board increased the relative weighting of the TSR component as part of the corporate performance rating determination.

Corporate Performance Relative to Executive Compensation

The following graph illustrates, using the left axis, Enerplus’ cumulative total return compared to the S&P/TSX Composite Index and the S&P/TSX E&P Index based on an initial investment of $100 from the period of December 31, 2009 to December 31, 2014, assuming reinvestment of all distributions and dividends. The graph also illustrates, using the right axis, the aggregate total compensation, as set out in the Summary Compensation Table, of the Named Executive Officers who remained employed by Enerplus as of December 31st of each of those years.  For 2013, compensation for Gordon J. Kerr, former President & CEO, is excluded from the graph as Mr. Kerr left Enerplus June 30, 2013; however, the graph does include full year compensation for Ian C. Dundas who became the President & CEO of Enerplus effective July 1, 2013.

Enerplus’ incentive programs consider both absolute and relative TSR. The graph above shows that Enerplus’ TSR over the period has been generally aligned with the performance of the S&P/TSX E&P Index. As a consequence, NEO long-term incentive grants have reflected competitive industry levels on a grant date fair value basis and are shown in the Summary Compensation Table.  The graph above does not reflect a clear correlation between NEO pay and absolute performance.  It shows the valuation on the date of grant of the long-term incentives rather than the actual payout value of such long-term incentives. This distinction is important because more than half of NEO total compensation is in the form of long-term incentives, which are directly linked to performance, and therefore the actual payout values can vary significantly from the value reported in the Summary Compensation Table.

The following table illustrates how Enerplus’ current CEO’s pay is linked to the absolute TSR shown above. It compares the grant date fair value of Mr. Dundas’ long-term incentives, as reported in the Summary Compensation Table, to the payout value of such grants made over the period from 2010 to 2014.

Grant Year	Mr. Dundas’ Position	Plan Type	Grant Date Fair Value[1] $	Estimated Payout Value[2] $	Estimated Payout Value as a % of Grant Date Fair Value
2010	EVP	Share-based awards	423,500	482,001	57%
		Option-based awards	423,500	—
2011	EVP & COO	Share-based awards	960,000	917,075	64%
		Option-based awards	480,000	—
2012	EVP & COO	Share-based awards	731,250	401,402	27%
		Option-based awards	731,250	—
2013	CEO	Share-based awards	921,013	943,576	51%
		Option-based awards	921,013	—
2014	CEO	Share-based awards	2,018,250	1,185,868	59%
		Option-based awards	—	—

Notes:

(1)    The Grant Date Fair Value of awards aligns with the values disclosed by Enerplus in each given year in the Summary Compensation Table and reflects what the Board intended to award Mr. Dundas under various long-term incentive plans.

(2)    Where share-based awards have vested, the Estimated Payout Value reflects the amounts paid to Mr. Dundas for awards granted in that year (e.g., the Estimated Payout Value shown for 2010 share-based awards reflects payments made to Mr. Dundas in 2011, 2012 and 2013). Where those share-based awards were not vested as of December 31, 2014, the Estimated Payout Value reflects the market value, as disclosed in the Outstanding Option-Based and Share-Based Awards table as of December 31, 2014. As Mr. Dundas has not exercised any of the Option-based awards granted since the outset of 2010, the Estimated Payout Value for Option-based awards reflects the in-the-money value of those awards, as disclosed in the Outstanding Option-Based and Share-Based Awards table as of December 31, 2014.

The Estimated Payout Value of Mr. Dundas’ long-term incentive awards from 2010 to 2014 averaged 52% of the value assessed on the date of grant included in the above graph.

In 2014, Mr. Dundas’ LTI grant was comprised of PSUs (75%) and RSUs (25%).  The Estimated Payout Value of PSUs is valued according to Enerplus’ TSR relative to the performance of the S&P/TSX E&P Index, while the Estimated Payout Value of RSUs is based solely on Enerplus’ absolute TSR over the period.  Note that because the 2013 and 2014 estimated payouts of share-based awards are projected, actual realized payouts will vary from the estimates shown above, based on both absolute and relative TSR during 2015 to 2017.

Executive Compensation Tables

Summary Compensation Table

Outlined below is a description of the compensation paid, payable, awarded or granted to the Named Executive Officers in 2014, 2013 and 2012. Enerplus does not have any pension plans or similar deferred compensation plans.

Name and Position	Year	Salary	Share-based awards[1]	Option-based awards[2]	Non-equity incentive plan compensation — annual incentive plans[3]	All other compensation[4]	Total compensation
		($000)	($000)	($000)	($000)	($000)	($000)
Ian C. Dundas President & CEO	2014	515	2,018	—	426	106	3,065
	2013	470	921	921	690	103	3,105
	2012	439	731	731	286	82	2,269
Robert J. Waters Senior Vice-President & Chief Financial Officer	2014	388	1,171	—	253	80	1,892
	2013	377	490	490	343	86	1,786
	2012	375	523	523	204	74	1,699
Raymond J. Daniels Senior Vice-President, Operations	2014	365	1,100	—	220	76	1,761
	2013	353	496	496	322	81	1,748
	2012	332	407	407	193	68	1,407
Eric G. Le Dain Senior Vice-President, Corporate Development, Commercial	2014	337	1,020	—	212	82	1,651
	2013	318	415	415	300	76	1,524
	2012	308	365	365	174	65	1,277
Edward L. McLaughlin[5] President, U.S. Operations	2014	357	637	—	216	63	1,273
	2013	316	279	288	232	58	1,173
	2012	265	200	198	138	33	834

Notes:

(1)    Represents the Board’s determination of the fair value on the date of grant of the PSUs and RSUs awarded to the Named Executive Officers under the 2011 Executive PSU Plan and the Share Award Incentive Plan.  The actual value realized upon the vesting and payment for these awards may be greater or less than the grant date fair value indicated. See “Additional Information” for summaries of these LTI plans.

For PSUs granted in 2014 under the Share Award Incentive Plan, the actual number of PSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the first twenty trading days of the applicable performance period.  For RSUs granted in 2014, the actual number of RSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the five trading days preceding and including the grant date.

For PSUs granted in 2013 and 2012 under the 2011 Executive PSU Plan, the actual number of PSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the first ten trading days of the applicable performance period. No RSUs were granted to the Named Executive Officers in 2013 and 2012.

The grant date fair value presented for these awards differs from the fair value determined in accordance with U.S. GAAP, which utilizes the closing Common Share trading price on the TSX on the grant date and assumes a relative performance factor of 1.0, and which provides an accounting fair value of the awards as follows:

	Share Award Incentive Plan		2011 Executive PSU Plan
	PSUs	RSUs	PSUs
NEO	2014	2014	2013	2012
Dundas	1,513,690	504,571	986,653	655,909
Waters	877,951	292,650	510,195	468,672
Daniels	825,139	275,046	519,647	364,960
Le Dain	765,129	255,049	434,131	327,781
McLaughlin	475,758	161,089	290,278	140,446

(2) Represents the Board’s determination of the fair value on the date of grant of the Options awarded to the Named Executive Officers under the Stock Option Plan in 2013 and 2012.  The number of Options granted was calculated based on a valuation methodology for the Options provided to the Board of Directors by Mercer. The actual value realized upon the future exercise of Options may be greater or less than the grant date fair value indicated.  See “Additional Information” for a summary of the Stock Option Plan. Since the implementation of the Share Award Incentive Plan in February 2014, Enerplus has not issued any Options.

The grant date fair value of Options granted in 2013 and 2012 presented differs from the fair value determined using the Black-Scholes pricing model adopted by Enerplus for accounting purposes in accordance with U.S. GAAP.  Under the Black-Scholes model, the fair value of an Option in 2013 and 2012 was determined to be approximately 9% and 11% of the underlying market price of a Common Share on the date of grant, respectively.  The key assumptions and estimates used for the calculation of the accounting fair value under the Black-Scholes model for the Named Executive Officers in 2013 and 2012 respectively are as follows:  Dividend Yield:  8.00%;  7.70%;  Volatility:  27.8%;  30.2%; Risk-free interest rate:  1.50%; 1.47%; and Forfeiture rate: 10.0%; 10.0%.  The Black-Scholes Model provides an accounting fair value of the awarded number of Options in 2013 and 2012 as follows: Ian C. Dundas: 2013-$850,518; 2012-$734,681; Robert J. Waters: 2013-$428,048; 2012-$524,951; Raymond J. Daniels: 2013-$450,776; 2012-$408,786; Eric G. Le Dain:  2013-$373,369; 2012-$367,140; and Edward L. McLaughlin: 2013-$296,185; 2012-$196,655.

(3) Represents the cash bonus awards earned by the Named Executive Officers for 2014, 2013 and 2012 performance, which were paid in February of the following year.

(4) Reflects payments made by Enerplus to each of the Named Executive Officers for: health and insurance benefits, wellness spending accounts, car allowances, parking payments, club memberships, financial services and the Savings Plan or 401(k) matching contribution.

(5) Mr. McLaughlin is a U.S. employee paid in U.S. dollars.  The amounts presented for Share-based and Option-based awards represent the Canadian-dollar equivalent of the U.S. dollar grant date fair value based on the exchange rate in effect on the grant date, being approximately US$1.00=CDN$1.0964 for 2014 awards, US$1.00=CDN$1.010 for 2013 awards and US$1.00=CDN$1.0207 for 2012 awards.  All other amounts represent the Canadian-dollar equivalent of the U.S. dollar based on the exchange rate in effect on December 31 of the applicable year, being US$1.00=CDN$1.1601 for 2014, US$1.00=CDN$1.0636 for 2013 and US$1.00=CDN$0.9949 for 2012.

Outstanding Option-Based and Share-Based Awards as of December 31, 2014

The following table includes all awards outstanding as of December 31, 2014 under the Stock Option Plan and the predecessor Rights Incentive Plan, as these awards are considered “option-based awards” under applicable securities laws. The table also includes outstanding awards as of December 31, 2014 under the Share Award Incentive Plan and the 2011 Executive PSU Plan, as these awards are considered “share-based awards” under applicable securities laws. There were no share-based awards that vested in 2014 but have not been paid out or distributed effective as of December 31, 2014.  Following the adoption of the Share Award Incentive Plan in 2014, Enerplus has not made any grants under the Stock Option Plan and the 2011 Executive PSU Plan.

	Option-Based Awards				Share-Based Awards
Name	Common Shares underlying unexercised Incentive Rights or Options (#)	Exercise prices of Incentive Rights or Options(1) ($)	Incentive Right or Option expiration dates(2)	Value of unexercised in- the-money Incentive Rights or Options(3) ($)	Number of share-based awards that have not vested[4] (#)	Market or payout value of share-based awards that have not vested[5] ($)
Ian C. Dundas	140,915	15.77	March 5, 2020	—	151,707 PSUs	1,857,875
	397,972	13.96	March 5, 2020	—
	151,859	13.23	July 9, 2019	—
	289,032	23.00	March 8, 2019	—	24,269 RSUs	271,569
	105,264	30.40	March 10, 2018	—
	59,268	23.58	December 31, 2015-2016	—
	19,239	17.11	December 31, 2015	—
Robert J. Waters	258,805	13.96	March 5, 2020	—	84,642 PSUs	1,034,374
	113,336	13.23	July 9, 2019	—
	206,522	23.00	March 8, 2019	—	14,076 RSUs	157,510
	79,386	30.40	March 10, 2018	—
	23,267	23.58	December 31, 2016	—
Raymond J. Daniels	192,814	13.96	March 5, 2020	—	82,241 PSUs	1,007,006
	88,642	13.23	July 9, 2019	—
	160,821	23.00	March 8, 2019	—
	16,732	30.64	March 10, 2018	—	13,229 RSUs	148,035
	47,720	30.40	March 10, 2018	—
	29,334	23.58	December 31, 2015-2016	—
	9,842	17.11	December 31, 2015	—
Eric G. Le Dain	237,854	13.96	March 5, 2020	—	72,850 PSUs	888,106
	52,722	13.23	July 9, 2019	—
	144,437	23.00	March 8, 2019	—
	64,693	30.40	March 10, 2018	—	12,267 RSUs	137,272
	34,288	23.58	December 31, 2015-2016	—
	12,465	17.11	December 31, 2015	—
Edward L. McLaughlin	151,216	13.96	March 5, 2020	—	46,864 PSUs	573,940
	27,582	14.14	March 8, 2019	—
	36,711	23.00	March 8, 2019	—	7,748 RSUs	86,701
	15,920	25.70	March 10, 2018	—

Notes:

(1)    The exercise prices of the outstanding Incentive Rights are presented after giving effect to the reduction in the applicable exercise prices in accordance with the terms of the Rights Incentive Plan.

(2)    Any awards with the expiration date of July 9, 2019 and March 5, 2020 represent Options granted in July 2012 and March 2013, respectively, as part of 2013 compensation.  Any awards with expiration dates of March 10, 2018 and March 8, 2019 represent Options granted under the Stock Option Plan as part of 2011 and 2012 compensation, respectively.  Any awards with expiration dates ranging from 2015 to 2016 represent Incentive Rights granted under the Rights Incentive Plan prior to January 1, 2011.

(3)    The value of the unexercised in-the-money Incentive Rights and Options as of December 31, 2014 is determined based on the excess of the closing price of the Common Shares on the TSX on December 31, 2014 of $11.19 per Common Share over the applicable exercise price.  All outstanding Incentive Rights were vested as at December 31, 2013.  The Stock Option Plan awards generally vest one-third on each of the first, second and third anniversaries of the date of grant and expire on the date which is seven years from the date of grant.  Accordingly, all of the Options granted to the Named Executive Officers in 2011, two-thirds of the Options granted in 2012 and one-third of the Options granted in 2013 were vested as at December 31, 2014.

(4)    Represents the number of PSUs awarded in 2012 and 2013 pursuant to the 2011 Executive PSU Plan, and PSUs and RSUs awarded in 2014 pursuant to the Share Award Incentive Plan, and which were outstanding as at December 31, 2014.

(5)    The estimated future payouts represent Enerplus’ estimate, as at December 31, 2014, of the future payout amount of such awards based on the closing price of the Common Shares on the TSX on December 31, 2014 of $11.19 per Common Share.

For PSUs, calculation assumes a relative performance factor (Multiplier) of 1.0X, which corresponds to Enerplus achieving the 50th (median) percentile compared to its performance group.  For PSUs granted in 2014 under the Share Award Incentive Plan, the Multiplier ranges from a minimum of 0.0X to a maximum of 2.0X.  For PSUs granted in 2012 and 2013 under the 2011 Executive PSU Plan, the Multiplier ranges from a minimum of 0.5X to a maximum of 2.0X.  The actual amount ultimately paid to the Named Executive Officers in respect of such PSUs upon vesting may be greater or less than the amounts indicated.

PSUs generally vest 100% approximately three years from the date of grant. RSUs generally vest on the first, second and third anniversaries of the date of grant. Accordingly, none of the PSUs or RSUs granted in 2014, or any PSUs granted in 2013, were vested as of December 31, 2014.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth the value of the awards that vested or were earned in 2014 for each Named Executive Officer under the Stock Option Plan and the Rights Incentive Plan (which are “option-based awards”) and under the Share Award Incentive Plan and 2011 Executive PSU Plan (which are “share-based awards”), as well as the amount of non-equity incentive plan awards.

	Option-based awards - Value vested during the year[1]	Option-based awards - Value realized upon exercise during the year[2]	Share-based awards - Value vested during the year[3]	Non-equity incentive plan compensation - Value earned during the year[4]
Name	($)	($)	($)	($)
Ian C. Dundas	1,896,672	—	401,402	426,420
Robert J. Waters	1,117,076	449,199	286,817	252,846
Raymond J. Daniels	1,100,971	1,284,105	223,347	220,033
Eric G. Le Dain	927,776	505,856	200,595	212,194
Edward L. McLaughlin	859,460	1,029,032	127,572	215,606

Notes:

(1) Represents the aggregate value of the Incentive Rights and Options held by the Named Executive Officer that vested in 2014. The value was calculated as the difference between the exercise price of the Options and the Incentive Rights (reduced in accordance with the Rights Incentive Plan), as applicable, that vested in 2014 and the closing price of the Common Shares on the TSX on the date of vesting.

(2) Calculated using the price received on the disposition of the Common Shares issued upon exercise of the Options or the Incentive Rights, as applicable, less the exercise price of such Options or Incentive Rights.

(3) Represents the aggregate value that all Named Executive Officers received from the PSUs granted in 2012 according to the 2011 Executive PSU Plan that vested on December 31, 2014.  The PSU payouts, all of which were also made in cash, were based on the ten-day weighted average trading price of the Common Shares on the TSX ending on December 31, 2014, plus the accumulated dividends on the vested PSUs from the date of grant, and were subject to a relative performance payout factor of 0.94. This performance factor was determined on the basis of Enerplus’ relative total shareholder return over the vesting period reaching the 47th percentile of returns among the constituents of the S&P/TSX E&P Index.

(4)    Represents the cash bonus awards earned by the Named Executive Officers for 2014 performance, which were paid in February 2015.  Mr. McLaughlin’s cash bonus was paid in U.S. dollars, and the Canadian-dollar denominated equivalent represented is based on the exchange rate in effect on December 31, 2014, being US$1.00=CDN$1.1601.

Termination and Change of Control Benefits

Employment Agreements

Enerplus has employment agreements in place with each of its executives which outline the terms and conditions of the employment contract and treatment in the event of termination, change in role or Change of Control.

Executives commit to non-solicitation and confidentiality conditions in the event of termination and, in exchange, may be eligible for severance payments and benefits. As a condition of receiving such payments and arrangements, the executive:

•                  Must execute a release that releases Enerplus from further obligations and liabilities to the executive

•                  May not, directly or indirectly, without the consent of Enerplus, solicit for hire any employee of Enerplus for employment with another entity during the severance period

•                  May not, directly or indirectly, acquire more than 5% of the outstanding securities of Enerplus for the duration of the severance period

•                  May not engage in any non-management proxy solicitation with respect to Enerplus for the duration of the severance period or disclose proprietary information regarding Enerplus’ operations or business opportunities

Summary of Termination Provisions for Named Executive Officers

Termination Type	Salary	Bonus	LTI	Benefits and Perquisites
For Just Cause or by Executive without Good Reason (Resignation)	None	None	All unexercised, unvested or unpaid grants or awards are immediately forfeited and cancelled on termination date	Cease on termination date
Without Just Cause (by Enerplus), or For Good Reason (by Executive) following a Change of Control	Lump sum cash payment equal to the aggregate base salary the executive would receive during the severance period

Lump sum cash payment equal to the monthly average of the last two years’ bonus multiplied by the severance period and for the period of partial and completed years immediately prior to the termination date for which the executive has not been paid any incentive bonus

			All LTI vests upon termination date Incentive Rights and/or Options expire 90 days following termination date	Lump sum cash payment in lieu of benefits and perquisites for the severance period
Death or Disability	None	None	Share Awards and PSUs vest upon death or termination due to disability All unvested Incentive Rights and Options vest upon death or termination due to disability and must be exercised within 90 days	None
Retirement	None	None	Most recent LTI award is pro-rated All remaining LTI continues to vest as scheduled	Limited health, dental and life insurance benefits for Canadians meeting eligibility criteria Savings Plan and perquisites cease on retirement date

Estimated Incremental Payments for Termination as of December 31, 2014

Based on the provisions summarized above, the following tables reflect estimated payments that would have been made to the Named Executive Officers or their estates, had their employment with Enerplus terminated as of December 31, 2014.  The information presented in these tables does not necessarily reconcile to the information shown in the Summary Compensation and the Outstanding Option-Based and Share-Based Awards Tables.  This is a reflection of different measurement periods for the purposes of salary and LTI calculations.

Termination Without Just Cause or For Good Reason Following a Change of Control

	Severance Period	Salary[1]	Annual Incentive Bonus[2]	Option- Based Award Payments[3]	Share-Based Award Payments[4]	Benefits & Perquisites[5]	Total
Name	(Months)	$	$	$	$	$	$
Ian C. Dundas	30	1,293,750	1,220,520	—	2,678,867	264,291	5,457,428
Robert J. Waters	24	780,390	546,650	—	1,463,916	160,595	2,951,551
Raymond J. Daniels	24	733,442	515,071	—	1,446,797	152,086	2,847,396
Eric G. Le Dain	24	680,109	473,742	—	1,264,458	164,351	2,582,660
Edward L. McLaughlin	12	359,343	207,223	—	947,329	63,319	1,577,214

Notes:

(1) Represents the Named Executive Officer’s 2014 annual salary multiplied by the severance period.

(2) Based on the average of annual incentive bonuses received by the Named Executive Officer in 2012 and 2013, had such amount been received for the duration of the severance period and with no amount payable in respect of any partial year as termination was deemed to occur on December 31, 2014. For Mr. McLaughlin, U.S. dollar amounts were converted to Canadian dollars using the exchange rate of US$1.00 = CDN$1.1601 in effect December 31, 2014.

(3) All unvested Incentive Rights and Stock Options held by the Named Executive Officer as at December 31, 2014 would vest and be immediately exercisable on December 31, 2014, as provided under the Executive Employment Agreements.  The amounts presented are calculated based on the in-the-money value of the Incentive Rights and Options in respect of which vesting has been accelerated, based on the difference between the closing price of Common Shares on the TSX on December 31, 2014 and the exercise price of such Options or Incentive Rights, as applicable.

(4) All unvested PSUs and RSUs as at December 31, 2014 would immediately vest and be paid to the Named Executive Officer.  The amounts represent the estimated market value of the outstanding PSUs and RSUs based on relative performance factors estimated as of December 31, 2014, plus the monthly cash dividends or dividend reinvestment that would have been paid by Enerplus on such shares had they been outstanding as Common Shares from the date of grant.  The estimated relative performance factors were 1.32 for PSUs that vest on June 30, 2015, 1.72 for PSUs that vest on December 31, 2015 and 0.96 for PSUs that vest on December 31, 2016.

(5) The amount payable over the severance period in lieu of perquisites including car allowance, parking, health, wellness, dental, life insurance and disability programs, benefits paid under a flexible spending account, club membership dues and the Savings Plan matching contribution made by Enerplus to each of the Named Executive Officers.

Termination Due to Death, Disability or Retirement

The payments shown below relate exclusively to option-based and share-based award payments. No other payments would be made if termination were due to death, disability, or retirement.

	Death or Disability[1]	Retirement[2]
Name	$	$
Ian C. Dundas	2,678,867	N/A
Robert J. Waters	1,463,916	1,010,767
Raymond J. Daniels	1,446,797	N/A
Eric G. Le Dain	1,264,458	N/A
Edward L. McLaughlin	947,329	N/A

Notes:

(1) Represents the estimated incremental payment for share-based awards that would have been made to a Named Executive Officer by reason of death or disability on December 31, 2014.

(2) Represents the aggregate value of the share-based awards that Mr. Waters would have received upon an effective retirement date of December 31, 2014.  No other Named Executive Officers were eligible to retire as at December 31, 2014 based upon the retirement criteria of a minimum of age 55 plus a minimum of five years of service with Enerplus for a combined total minimum of 65 years.  Upon retirement, share awards previously granted will continue to vest in accordance with their original terms except shares awarded in the most recent grant are pro-rated.

ADDITIONAL INFORMATION

Schedule A - Mandate of the Board of Directors

Schedule B - Annual Responsibilities of the Compensation & Human Resources Committee

Schedule C - Securities Authorized For Issuance Under Equity Compensation Plans

Schedule D - Summary of Share Award Incentive Plan

Schedule E - Summary of Stock Option Plan

Schedule F - Summary of Rights Incentive Plan (Closed)

Schedule G - Summary of 2011 Executive PSU Plan (Closed)

Schedule H - Definitions

Schedule A - Mandate of the Board of Directors

The primary responsibility of the Board of Directors is to supervise the management of Enerplus to ensure its long-term success and to maximize Shareholder value.  Any responsibility which has not been delegated to management remains with the Board of Directors of Enerplus (“Board”).

Composition

The Board shall be composed of a minimum of one director and a maximum of fifteen directors. Except as set out in the By-Laws of Enerplus, Board members will be elected at the annual meeting of the Shareholders and will serve until their successors are duly appointed.  A majority of the directors will be independent.  All members of the Board shall have the skills and abilities required to carry out their duties and responsibilities in the most effective manner.  The Board shall endeavor to always have the right mix of experience and competencies to discharge its responsibilities.

Meetings

The Board shall meet at least six times yearly, and as deemed necessary in order to carry out its duties effectively.  The Board shall also retain independent advice, if necessary.

Duties and Responsibilities

The Board is charged with the overall stewardship of Enerplus and manages or supervises the business of Enerplus and its management.  The Board’s responsibilities include:

1.                                      Management Selection, Retention and Succession

•                  Select, appoint and, if necessary, terminate the CEO

•                  Approve the appointment of the Chairman of the Board as recommended by the Corporate Governance & Nominating Committee

•                  Approve the list of directors standing for election, as recommended by the Corporate Governance & Nominating Committee

•                  Review its charter annually and recommend changes to the Board when necessary

•                  Annually appoint directors to the following committees and delegate to such committees specific responsibilities, pursuant to their respective mandates, as approved by the Board

•                                          The Audit & Risk Management Committee

•                                          The Compensation & Human Resources Committee

•                                          The Corporate Governance & Nominating Committee

•                                          The Reserves Committee

•                                          The Safety & Social Responsibility Committee

•                  At the Board’s discretion, appoint any other Board committees that the Board decides are needed and delegate to such committees specific responsibilities, pursuant to their respective mandates, as approved by the Board

•                  Approve compensation programs for senior management, as recommended by the Compensation & Human Resources Committee

•                  Assess the CEO against corporate objectives approved by the Board

•                  Assess, annually, the effectiveness and the performance of the Board, its committees and directors in fulfilling their responsibilities

•                  Approve directors’ compensation, as recommended by the Corporate Governance & Nominating Committee

2.                                      Strategy

•                  Review and approve the corporate objectives developed by the CEO

•                  Review, adopt and monitor Enerplus’ strategic planning process

•                  Monitor Enerplus’ performance in light of the approved strategic planning process

•                  Adopt, annually, a strategic planning process to maximize Shareholder value

3.                                      Corporate Ethics and Integrity

•                  Review and monitor Enerplus’ Code of Business Conduct and disclose any waivers of the Code for officers and directors

•                  Review and respond to potential conflict of interest situations

•                  Ensure policies and processes are in place for the identification of principal business risks and review and approve risk management strategies

•                  Approve corporate policies and other corporate protocols and controls

•                  Approve Enerplus’ policy on public disclosure

•                  Review, annually, its mandate and amend as deemed necessary

4.                                      Financial Responsibilities

•                  Approve the annual audited financial statements of Enerplus as recommended by the Audit & Risk Management Committee

•                  Approve the quarterly interim financial statements of Enerplus as recommended by the Audit & Risk Management Committee

•                  Recommend to the Shareholders the appointment of Enerplus’ external auditors, as recommended by the Audit & Risk Management Committee

•                  Review and approve Enerplus’ operating budget

•                  Review, as deemed necessary, approval authorities of the CEO and senior management

•                  Approve financial commitments in excess of delegated approval authorities

•                  Review and approve any material acquisitions, divestments and corporate reorganizations

•                  Assess and approve any material securities offerings, financing or banking arrangements

Schedule B - Annual Responsibilities of the Compensation & Human Resources Committee

On an annual basis, the Compensation & Human Resources Committee is responsible for the following activities related to executive and employee compensation, and succession planning and talent management.

January

✓              Recommend to the Board of Directors the corporate performance rating for the funding of the annual bonus pool, any salary increase for the CEO, the CEO’s annual bonus, and the CEO’s annual PSU and RSU awards

✓              Review the CEO’s proposals for VP and SVP salary increases, annual bonuses, and annual PSU and RSU awards

✓              Review payouts made under the various PSU plans. Approval is not required unless the Compensation & Human Resources Committee wishes to apply discretion to modify the payout calculation relative to the prescribed methodology

✓              Review any updates to executive succession planning and leadership development

✓              Approve non-executive compensation changes

February

✓              Review and recommend to the Board executive salary increases, annual bonuses, and annual PSU and RSU awards

✓              Review draft Information Circular disclosure and provide feedback to management

✓              Review draft corporate and CEO goals for the current year, and provide recommendations on those goals to the Board

✓              Review any updates to executive succession planning and leadership development

✓              Review executive goals for the current year

✓              Review diversity objectives and make recommendations to the Board as required

March	✓ Finalize any Compensation & Human Resources Committee contributions to the Information Circular and approve the filing ✓ Define and approve external consultant mandates

June	✓ Approve PSU and RSU awards to any new hires and/or recently promoted employees

August

✓              Review comprehensive benchmarking of senior executive compensation

✓              Review voting results from the Annual Meeting and reports from institutional advisory firms, and determine follow-up action

✓              Review any updates to executive succession planning and leadership development

✓              Conduct Diversity Policy progress review

September	✓ Approve PSU and RSU awards to any new hires and/or recently promoted employees

November

✓              Review comprehensive compensation benchmarking of all executive positions

✓              Approve any changes to compensation philosophy, incentive targets, plan designs, and/or policies for the upcoming year

✓              Review any updates to executive succession planning and leadership development

✓              Begin the CEO performance assessment process

December	✓ Complete the CEO evaluation in respect of prior year performance ✓ Approve PSU and RSU awards to any new hires and/or recently promoted employees

Schedule C - Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2014, the number of Common Shares which were authorized for issuance with respect to the Stock Option Plan, the Rights Incentive Plan and the Share Award Incentive Plan, being the only compensation plans of Enerplus then in effect in which securities may be issued from treasury.  Descriptions of these plans are set out under “Additional Information”.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted-average exercise price of outstanding options, warrants and rights[2] (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	11,653,080	$18.65	8,920,121
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	11,653,080	$18.65	8,920,121

Notes:

(1)    Includes Options, Incentive Rights, PSUs and RSUs outstanding under the Stock Option Plan, the Rights Incentive Plan, and the Share Award Incentive Plan.

(2)    Without giving effect to the permitted reduction in the exercise prices under the Rights Incentive Plan.  If the downward adjustment in the exercise price is included, the weighted-average exercise price is $18.65.  The weighted-average exercise price with or without the downward adjustment is the same price, as the conditions for a permitted reduction in exercise price have not been fulfilled.

Schedule D - Summary of Share Award Incentive Plan

Background

The Share Award Incentive Plan (“Plan”) was approved by Shareholders and implemented in February 2014 to replace Enerplus’ previous LTI plans, including the 2011 Executive PSU Plan, the Stock Option Plan and the Rights Incentive Plan.  Since the adoption of the Plan, Enerplus has not made and does not intend to make any further grants of awards under the previous LTI plans.

The Plan governs the annual granting of Share Awards in the form of either or both RSUs and PSUs to executives and employees for greater alignment of interests between Enerplus and Shareholders.

Vesting and Expiry

RSU

Each RSU awarded entitles the holder to one Common Share at the time of vesting.  RSUs vest in three tranches: one third on each of the first, second and third anniversary dates of the date of grant.

PSU

Each PSU awarded entitles the holder to one Common Share at the time of vesting.  PSU awards cliff vest in their entirety at the end of a three year performance period.

Dividends

Share Awards accrue dividends starting from the date of grant that are notionally reinvested on a compounding basis using the five-day volume weighted average price preceding the dividend payment date.

Payout

Common Shares payable to a holder upon vesting of a Share Award may be issued from Enerplus’ treasury.  On or prior to the payout date, these Common Shares will automatically be sold on the TSX by a broker, dealer or plan administrator on behalf of the holder without any discretion exercised or instructions provided by the holder.  Each holder will then be paid a cash amount, based on the average sale price received from all Common Shares sold on behalf of the Plan participants in respect of that payout date. However, Enerplus may elect to instead pay to the holder an amount in cash equal to the aggregate fair market value of the Common Shares to which the holder is entitled under his or her Share Awards in lieu of issuing treasury Common Shares. In this case, the fair market value payable to the holder is based on the five day volume weighted average trading price of the Common Shares on the TSX for the period ending one business day prior to the vesting date.

RSU

The value of payment is calculated based on the number of vesting RSUs including those obtained through the notional reinvestment of dividends, multiplied by the sum of the share price.

PSU

The value of payment is calculated based on the number of vesting PSUs including those obtained through the notional reinvestment of dividends, multiplied by the share price multiplied by the payout multiplier (“Multiplier”).

The Multiplier ranges from 0.0x to 2.0x and is determined based on Enerplus’ relative TSR over the performance period as compared to a group of industry peers (“Performance Group”).  If the percentile rank is less than 25, the Multiplier is zero, and if the percentile rank is equal to or greater than 75, the Multiplier is two.  Where the percentile rank is between those numbers, the Multiplier will be determined by linear interpolation between the two nearest values.

The Performance Group is specified by the Board at the beginning of each performance period, and generally will consist of the entities that comprise the S&P/TSX E&P Index (or any replacement or successor index) at the beginning of the performance period.  The composition of the Performance Group may subsequently be amended by the Board if any member of the group ceases to exist during the applicable performance period.

For Share Awards granted in 2014, the TSR for a given performance period was calculated using cumulative dividends on a reinvested basis and the change in the trading price of the Common Shares on the TSX over such period.  The share price used at the beginning of the performance period to determine the TSR of Enerplus and the Performance Group was based on the volume weighted average trading prices for the first 20 trading days and last 20 trading days of such performance period.

In February 2015, Enerplus amended the Plan to ensure consistent year-over-year pricing of PSUs to be granted under the Plan and better align the terms of the Plan with industry practice. The amendment provides that the share price used at the beginning of the performance period to determine the TSR of Enerplus and the Performance Group would be based on the final 20 trading days prior to the commencement of the performance period rather than the first 20 trading days of the performance period itself.  As such, the starting share price for a new PSU award will align with the ending share price of the vesting PSU.  The administrative nature of this amendment did not require Shareholder approval under the terms of the Plan or applicable regulatory requirements.

Pool (Shareholder Approved Treasury Reserve)

The Plan provides that the number of Common Shares reserved for issuance from Enerplus’ treasury pursuant to the Plan shall not exceed 5% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at such time.  Additionally, the Plan provides that the number of Common Shares reserved for issuance from treasury under the Plan plus the number of Common Shares reserved for issuance pursuant to grants under any other Security-Based Compensation Arrangement shall not exceed 10% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at such time.  A “Security-Based Compensation Arrangement” generally means any other plan under which Common Shares can be issued from Enerplus’ treasury.

Following the expiration, cancellation or other termination of any Share Awards under the Share Award Incentive Plan (including upon the vesting and payout of Share Awards), a number of Common Shares reserved for issuance under the Share Awards which have expired, been cancelled or terminated will automatically become available for issuance in respect of new Share Awards that may subsequently be granted under the Plan.  As there is a rolling 10% aggregate maximum number of issued and outstanding Common Shares reserved among all of Enerplus’ Security-Based Compensation Arrangements, as Options and Incentive Rights granted in previous years are exercised or expire, the Common Shares reserved for issuance under those grants will be reallocated for future issuance under the Plan.  As the Plan does not have a fixed maximum number of Common Shares reserved for issuance under the Plan, the TSX requires that the approval of all unallocated Share Awards under the Plan be sought by Enerplus every three years from a majority of the Shareholders.

As of March 6, 2015 an aggregate of 3,529,814 Share Awards (1,401,515 PSUs and 2,128,299 RSUs) were issued and outstanding, representing 1.7% of the issued and outstanding Common Shares, which entitle the holders to receive an aggregate number of Common Shares (assuming a Multiplier of 1.0X applicable to outstanding PSUs) representing approximately 0.68% of Enerplus’ issued and outstanding Common Shares as at March 6, 2015.

As at March 6, 2015, there were Options and Incentive Rights outstanding to acquire a total of 9,947,024 Common Shares, representing 4.8% of the issued and outstanding Common Shares at such date.  As Options and Incentive Rights are exercised, terminated, cancelled or expire, the Common Shares underlying such Options and Incentive Rights will become available for issuance under the Share Award Incentive Plan, subject to the limit of 5% of the issued and outstanding Common Shares reserved for issuance under such plan.

Termination Provisions

Termination Type
For Just Cause or by Executive without Good Reason (Resignation)	Share Awards are forfeited and cancelled on the termination date.
Without Just Cause (by Enerplus) or For Good Reason (by Executive), including following a Change of Control

All outstanding Share Awards are forfeited and terminated on the effective date of the termination, unless otherwise stated in the termination provisions contained in an executive employment agreement.

If an executive officer’s employment with Enerplus is terminated in certain circumstances following a Change of Control, the vesting and payment of Share Awards may be accelerated pursuant to the terms of his or her executive employment agreement.

Death or disability

All Share Awards fully accelerate and vest, with the amount of the cash payment calculated on the basis of Enerplus’ share performance up to the date of the holder’s death and based on the fair market value of the Common Shares at such time.

Retirement

All Share Awards previously granted to the holder will continue to vest and be paid out in accordance with their original terms, except that in the case of retirement, the number of unvested and unpaid Share Awards that comprise the most recent grant of such awards will be reduced on a pro rata basis for the proportion of the entire three year vesting period completed prior to the date of retirement.

Other Terms

•                  The Plan provides that the Board may, in its sole discretion, amend or modify the terms and conditions regarding any grant of Share Awards, including without limitation, to accelerate any vesting or payment date of a Share Award or to adjust the Multiplier or the number of Common Shares deliverable pursuant to PSU awards under the Plan; provided that no such amendment or modification may, without the consent of the affected holder, reduce or adversely affect the amount of a Share Award otherwise payable pursuant to the terms of the Plan

•                  The Board may, at any time, with the approval of Shareholders, suspend, discontinue or amend the Plan or a Share Award.  However, the Board of Directors may not amend the Plan or a Share Award without the approval of the holders of a majority of Common Shares who vote at a Shareholder meeting to:

(a)                                 increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, reserved for issuance pursuant to the Plan

(b)                                 expand the categories of individuals who are eligible to participate in the Plan

(c)                                  extend the term of any Share Award beyond the term of such awards provided for under the terms and conditions of the Plan

(d)                                 remove or increase the limits on the number of Common Shares issuable to any individual holder or to insiders as described under “Pool (Shareholder Approved Treasury Reserve)” above

(e)                                  permit the transfer or assignment of Share Awards, except to permit a transfer to a family member, an entity controlled by the holder of the Share Awards or a family member, a charity or for estate planning or estate settlement purposes

(f)                                   amend the amendment provisions of the Plan, unless the change to the Plan or a Share Award results from the application of the customary anti-dilution provisions of the Plan. Additionally, no suspension, discontinuance or amendment may be made by the Board in respect of previously issued Share Awards that would adversely alter or impair those awards without the consent of the affected holder.  Any amendments to the Plan are also subject to the requirements of the TSX or other applicable regulatory bodies

•                  The Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of Enerplus

•                  A Share Award is personal to the holder and is non-transferable and non-assignable, other than as required for estate settlement purposes in the event of the holder’s death

•                 The Plan does not provide for or contemplate the provision of financial assistance to holders, as no financial payment is required to be made by the holder under the operation of the Plan

•                  Enerplus is not required to issue or deliver any Common Shares to any holder or make any payment in violation of any applicable law, regulation or rule of any governmental authority, securities regulatory authority or stock exchange

•                  The aggregate number of Share Awards granted to any individual under the Plan shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis), and the number of Common Shares issuable to insiders of Enerplus as a whole under the Plan, either within any one-year period or at any time, shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis), in each case less the number of Common Shares reserved for issuance to such persons under any other Security-Based Compensation Arrangements of Enerplus

Schedule E - Summary of Stock Option Plan

Background

In connection with the Conversion, the Stock Option Plan was approved by the Unitholders of the Fund on December 9, 2010, to allow all employees to be eligible to receive Options.

Directors of Enerplus were not eligible to participate in the Stock Option Plan.  Since the implementation of the Share Award Incentive Plan in February 2014, Enerplus has not issued any Options.

Vesting and Expiry

Options vest in 3 tranches: one third on each of the first, second and third anniversary dates of the date of grant.

Unexercised Options expire seven years from the date of grant.  If the expiry date of an Option occurs during or within 10 business days of a blackout period (as such term is defined in the Stock Option Plan), then the expiry date is extended to the tenth business day after the expiry date of the blackout period.

Dividends

Options are not eligible to accrue dividends.

Payout

When an Option has vested, the Option holder can exercise the Option by purchasing Common Shares at the exercise price.  The Option holder can either hold the Common Shares or can surrender the Common Shares in exchange for a cash payment equal to the difference between the current market price and the exercise price under the Option multiplied by the Common Shares underlying the Option exercised.

The exercise price of an Option must be no less than the closing price of the Common Shares on the TSX on the last business day prior to the date on which the Option is granted.

Pool

The Stock Option Plan provides that, at all times, 10% of the issued and outstanding Common Shares (on a non-diluted basis), less the number of Common Shares that are reserved for issuance pursuant to other Security-Based Compensation Arrangements where Common Shares may be issued from treasury, will be reserved and available for issuance upon the exercise of Options. This 10% maximum is an evergreen provision whereby a number of Common Shares equivalent to the number of Options that have been exercised, terminated, cancelled or expired are re-reserved for issuance under the Stock Option Plan and available for future issuances.    As Options are exercised, terminated, cancelled or expire, the Common Shares underlying such Options will instead become available for issuance under the Share Award Incentive Plan, subject to the limit of 5% of the issued and outstanding Common Shares reserved for issuance under that plan.

The last Option grant was in 2013.  As of March 6, 2015, there were 9,276,053 Options outstanding, representing 4.5% of the issued and outstanding Common Shares on such date.  As of December 31, 2014, there were a total of 9,678,104 Options outstanding representing approximately 4.7% of the issued and outstanding Common Shares, with exercise prices ranging from $12.88 to $30.64 with a weighted average exercise price of $18.42 and expiration dates ranging from March 10, 2018 to March 5, 2020.  As of December 31, 2014, a total of 5,058,627 of these outstanding Options were vested, with a weighted average exercise price of $20.85.

Termination Provisions

Termination Type
For Just Cause or by Executive without Good Reason (Resignation)	Options expire and are cancelled on the termination date.
Without Just Cause (by Enerplus) or For Good Reason (by Executive), including following a Change of Control	Unless otherwise specified in an executive employment agreement, unvested Options expire and are cancelled on the termination date. Vested Options expire 90 days from termination date.
Death or Disability	All unvested options become vested on the death or disability date and must be exercised within 90 days.
Retirement	Options continue to vest and expire in accordance with their original terms.

Other Terms

•                  The Stock Option Plan states that the Board may, at any time without the approval of the Shareholders and the holders of any other voting securities of Enerplus, suspend, discontinue or amend the Stock Option Plan or any Option

•                  The Board may not, without the approval of a majority of the Shareholders and the holders of other voting securities of Enerplus, amend the Stock Option Plan or an Option to:

(a)                                 increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to the Stock Option Plan

(b)                                 make any amendment that would reduce the exercise price of an outstanding Option (including a cancellation and re-issue of an Option that constitutes a reduction of the exercise price)

(c)                                  extend the expiry date of any Option granted under the Stock Option Plan beyond the expiry date of the Option determined at the date of grant, except as provided for with respect to an expiry date that occurs during a blackout period, as described above

(d)                                 expand the categories of individuals who are eligible to participate in the Stock Option Plan

(e)                                  amend the Stock Option Plan to permit the transfer or assignment of Options, except to permit a transfer to a family member, an entity controlled by the holder of the Options or a family member, a charity, or for estate planning or estate settlement purposes

(f)                                   amend the amendment provisions of the Stock Option Plan, unless the change to the Stock Option Plan or an Option results from the application of provisions in the Stock Option Plan relating to mergers, business combinations, take-over bids or similar transactions or to the anti-dilution provisions

•                  An Option is personal to the holder thereof and is non-transferable and non-assignable

•                  The Stock Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Common Shares

•                 The Stock Option Plan (and any proposed future amendments to the Stock Option Plan) is subject to such future approvals of the Shareholders and applicable stock exchanges as may be required by the terms of the Stock Option Plan or applicable stock exchanges from time to time.  As a result of implementing an automatic re-loading 10% maximum number of Common Shares reserved for issuance under the Stock Option Plan, the TSX requires approval from Shareholders every three years.  Shareholder approval of unallocated Options was last obtained at the annual meeting held in May 2013.  Any amendment to the Stock Option Plan is subject to the prior approval, where required, of applicable stock exchanges, and no amendment to, or suspension or discontinuance of, the Stock Option Plan may be made to the Stock Option Plan or an Option granted under the Option Plan that would adversely alter or impair any previously granted Options, without the prior consent of the holder

•                  The maximum number of Common Shares that any one individual may receive upon the exercise of Options under the Stock Option Plan is 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Options, less the aggregate number of Common Shares reserved for issuance to such individual under any other securities-based compensation arrangement (“Individual Limit”)

•                  The maximum number of Common Shares that insiders of Enerplus may receive upon the exercise of Options under the Stock Option Plan is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Options, less the aggregate number of Common Shares reserved for issuance to insiders of Enerplus under any other Security-Based Compensation Arrangement (“Aggregate Insider Limit”)

•                  In addition, the maximum number of Common Shares that may be issued to any one insider of Enerplus under the Stock Option Plan within a one-year period is the Individual Limit excluding Common Shares issued to the insider under the Stock Option Plan or any other Security-Based Compensation Arrangement during the preceding one-year period, and the maximum number of Common Shares that may be issued to insiders of Enerplus under the Stock Option Plan within a one-year period is the Aggregate Insider Limit excluding Common Shares issued to insiders of Enerplus under the Stock Option Plan or any other Security-Based Compensation Arrangement during the preceding one-year period

Schedule F - Summary of Rights Incentive Plan (Closed)

Background

Effective January 1, 2011, Enerplus converted from an income trust (the Fund) to a corporation and the Trust Unit Rights Incentive Plan (“TURIP”) effective 2001, was amended and restated to the Rights Incentive Plan in January 2011 to reflect the Conversion.  Each Incentive Right granted under the Rights Incentive Plan outstanding as at December 31, 2010 entitled the holder to purchase one Common Share in lieu of a trust unit of the Fund on the same terms and at the same price as such Incentive Right was exercisable prior to the Conversion. All Incentive Rights outstanding as at December 31, 2010 continue to be subject to the provisions of the Rights Incentive Plan. The last grant of Incentive Rights under the Rights Incentive Plan was made in 2010 and, as a result of the adoption by Enerplus of the Stock Option Plan effective January 1, 2011, Enerplus has not made and does not intend to make any further grants of awards under the Rights Incentive Plan.

Vesting and Expiry

Incentive Rights vest in 3 tranches: one third on each of the first, second and third anniversary dates of the date of grant.

Once vested, an Incentive Right is exercisable and expires at the end of the third calendar year following the year in which the Incentive Right vested.

If the expiry date of an Incentive Right occurs during or within 10 business days of a blackout period, then the expiry date is extended to the tenth business day after the expiry date of the blackout period.

Dividends

Incentive Rights are not eligible to accrue dividends.

Exercise Price

The original exercise price of an Incentive Right at the time of grant could not be less than the closing price of the trust units (now Common Shares) of the Fund on the TSX on the last business day prior to the approval of the grant of the Incentive Rights by the Board.  However, the original exercise price of the Incentive Rights may be adjusted downward at the election of the holder, except U.S. holders who are subject to certain U.S. tax rules, in which case the original exercise price may not be adjusted downward.  The downward adjustment may occur once Enerplus’ distributions or dividends to Shareholders exceed 10% of the net property, plant and equipment account on Enerplus’ balance sheet, on a per share basis, in a calendar year (adjusted as to 2.5% of the net property, plant and equipment, on a per share basis, at the end of each calendar quarter), following which the exercise price of the Incentive Rights may be reduced by a corresponding per share amount.

Pool

The Rights Incentive Plan provides that the aggregate number of Common Shares reserved for issuance thereunder, subject to any adjustments or increases of such number relating to mergers, business combinations, take-over bids and anti-dilution provisions, shall not exceed 5,473,866, which was the number of Incentive Rights outstanding on January 1, 2011, the date of the Conversion.

All Incentive Rights that are exercised, terminated or cancelled or that have expired are immediately re-reserved for issuance, and will become available for issuance under the Share Award Incentive Plan subject to the limit of 5% of the issued and outstanding Common Shares reserved for issuance under that plan.

As of March 6, 2015, a total of 670,971 Incentive Rights remained outstanding, representing 0.33% of the issued and outstanding Common Shares.  As of December 31, 2014, there were a total of 689,652 Incentive Rights outstanding representing 0.34% of the issued and outstanding Common Shares, with exercise prices ranging from $17.11 to $47.19 with a weighted average exercise price of $22.01 and expiration dates ranging from December 31, 2015 to December 31, 2016.  As of December 31, 2014, all outstanding Incentive Rights were exercisable.

Termination Provisions

Termination Type
For Just Cause or by Executive without Good Reason (Resignation)	Incentive Rights expire and are cancelled on termination date.
Without Just Cause (by Enerplus) or For Good Reason (by Executive), including following a Change of Control

Unless otherwise specified in an executive employment agreement, unvested Incentive Rights expire and are cancelled on the termination date.  Vested Incentive Rights expire 90 days from termination date.

Death or Disability	All unvested Incentive Rights become vested on the death or disability date and must be exercised within 90 days.
Retirement	Incentive Rights continue to vest and expire in accordance with their original terms.

Other Terms

•                  The Rights Incentive Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of Enerplus.  The Rights Incentive Plan states that the Board may, at any time without the approval of the Shareholders, suspend, discontinue or amend the Rights Incentive Plan

•                  The Board may not, without the approval of a majority of the Shareholders, amend the Rights Incentive Plan to:

(a)                                 increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to the Rights Incentive Plan

(b)                                 other than as provided for in the exercise price adjustment mechanisms for distributions, make any amendment that would reduce the exercise price of an outstanding Incentive Right (including a cancellation and reissue of an Incentive Right that constitutes a reduction of the exercise price), or to make any amendment to such exercise price adjustment mechanisms

(c)                                  extend the expiry date of any Incentive Right granted under the Rights Incentive Plan beyond the expiry date of the Incentive Right determined at the date of grant, except as provided for with respect to an expiry date that occurs during a blackout period

(d)                                 expand the categories of individuals who are eligible to participate in the Rights Incentive Plan

(e)                                  amend the Rights Incentive Plan to permit the transfer or assignment of Incentive Rights, except to permit a transfer to a family member, an entity controlled by the holder of the Incentive Rights or a family member, a charity, or for estate planning or estate settlement purposes

•                  The Rights Incentive Plan (and any proposed future amendments to the Rights Incentive Plan) is subject to such future approvals of the Shareholders and applicable stock exchanges as may be required by the terms of the Rights Incentive Plan or applicable stock exchanges from time to time.  Any amendment to the Rights Incentive Plan is subject to the prior approval of the TSX or other applicable regulatory bodies, and no amendment to, or suspension or discontinuance of, the Rights Incentive Plan or an Incentive Right granted under the Rights Incentive Plan may be made that would alter or impair any previously granted Incentive Rights, without the prior consent of the holder

•                  An Incentive Right is personal to the holder and is non-transferable and non-assignable

•                  The Rights Incentive Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Incentive Rights and the issuance of Common Shares

•                  The total number of Common Shares to be granted to any Incentive Rights holder under the Rights Incentive Plan and any other Security-Based Compensation Arrangement shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Incentive Right

Schedule G - Summary of 2011 Executive PSU Plan (Closed)

Background

The 2011 Executive PSU Plan was implemented in 2011 to grant PSUs to executive officers. Since the implementation of the Share Award Incentive Plan in February 2014, Enerplus does not intend to make any further grants under the 2011 Executive PSU Plan.

Vesting and Expiry

Shares cliff vest and expire three years from year of grant (“performance period”).

Dividends

The cash value of dividends over the performance period is summed and added to the payout price of the PSUs upon vesting.

Payout

Once the applicable performance period has been completed, a grant of PSUs vests and a cash payment is made to the executive within 31 days.

The value of payment is calculated based on the number of vesting PSUs multiplied by the sum of the share price and accumulated dividends over the performance period. The value is then multiplied by a performance multiplier.

The share price is calculated using the volume weighted average trading price of the Common Shares on the TSX for the last 10 trading days of the applicable performance period.

The performance multiplier ranges from 0.5x to 2.0x and is determined based on Enerplus’ relative total shareholder return (“TSR”) performance over the performance period measured to a group of industry peers (“Performance Group”).

The Performance Group is specified by the Board at the beginning of each performance period, which generally will consist of the entities that comprise the S&P/TSX E&P Index (or any replacement or successor index) at the beginning of the performance period, as may be modified by Enerplus.  The composition of the Performance Group may subsequently be amended by the Board if any member of the group ceases to exist during the applicable performance period.

The TSR over the performance period is calculated by dividing (a) the total of the cash dividends or similar payments received during the performance period plus the total Common Share price appreciation (or depreciation) during the period by (b) the Common Share price at the beginning of the relevant performance period, using the ten day volume weighted average trading price.

The TSR, as compared to the Performance Group, results in a multiplier referred to as a “relative performance factor” then being applied to the number of PSUs granted in respect of the performance period.  The relative performance factor is determined by the Board, after consultation with, and receiving the recommendation of, Enerplus’ management.  The methodology used to determine the relative performance factor may differ for separate grants of PSUs and may be revised by the Board based on such factors as the Board considers appropriate.  For example, the relative performance factor may range from a multiplier of 0.5 for a relative performance ranking at or below the 25th percentile as compared to the Performance Group, to a multiplier of 1.0 for achieving the 50th percentile, up to a multiplier of 2.0 where Enerplus’ performance ranks at or above the 75th percentile as compared to the Performance Group, with linear interpolation.

Pool

There are no treasury shares reserved for issuance under this Plan.

Termination Provisions

Termination Type
For Just Cause or by Executive without Good Reason (Resignation)	All PSUs expire upon termination unvested or unpaid.
Without Just Cause (by Enerplus) or For Good Reason (by Executive), including following a Change of Control, Death or Disability	All PSUs vest upon termination date.
Death or Disability	All PSUs vest upon death or disability date.
Retirement	Most recent award is pro-rated.
All remaining PSUs continue to vest as scheduled.

Other Terms

The Board may amend or otherwise modify the terms and conditions regarding any grant of PSUs, including without limitation, accelerate any payment date or modify the methodology of calculating and paying any PSUs granted under the plan, provided that no such amendment or modification may, without the consent of the affected executive, reduce or adversely affect the amount of an award otherwise payable pursuant to the terms of the 2011 Executive PSU Plan.

Schedule H - Definitions

“2011 Executive PSU Plan” means Enerplus’ 2011 Executive Performance Share Unit Plan dated effective January 1, 2011, as amended May 1, 2013

“Beneficial Shareholders” means Shareholders who do not hold their Common Shares in their own name but through brokers or other intermediaries

“Board” means the board of directors of Enerplus

“BOE” means barrels of oil equivalent, with six thousand cubic feet (“6 Mcf”) of natural gas converted to one barrel of oil equivalent and one barrel of natural gas liquids equivalent to one barrel of oil equivalent

“BOE/D” means barrels of oil equivalent per day

“CD&A” means the Compensation Discussion & Analysis section of this Information Circular

“CEO” means Chief Executive Officer

“Chairman” means the Chairman of the Board

“Change of Control” occurs upon:

(a)                                 the acquisition by a person of beneficial ownership of such number of voting securities of Enerplus  which would entitle such person to cast 35% or more of the votes attaching to all voting securities of Enerplus which may be cast to elect directors of Enerplus;

(b)                                 the amalgamation, arrangement, merger, reorganization, other business combination or any other transaction involving Enerplus, unless persons who were Shareholders of Enerplus immediately prior to the implementation of such transaction own at least 65% of the shares of, or other securities that may be voted for the election of directors of, Enerplus or any resulting entity outstanding immediately after such transaction;

(c)                                  the sale, lease, transfer or disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of Enerplus and its subsidiaries, taken as a whole;

(d)                                 the liquidation of Enerplus or substantially all of its assets or the winding-up or dissolution of Enerplus;

(e)                                  a change in the composition of the Board as a result of a contested election of directors, a meeting of the Shareholders of Enerplus with an item of business relating to the election of directors or other transaction, with the result that the persons who were directors of Enerplus prior to such contested election, meeting or transaction do not constitute a majority of the directors elected in such election, at such meeting or pursuant to such transaction; or

 (f)                                a determination by a majority of the Board, acting reasonably and in good faith, that a Change of Control has occurred or is about to occur

“Code” means the Code of Business Conduct of Enerplus

“Common Shares” means common shares in the capital of Enerplus

“Computershare” means Computershare Trust Company of Canada, the registrar and transfer agent of Common Shares

“Conversion” means a plan of arrangement completed effective January 1, 2011 by Enerplus Resources Fund (the “Fund”) and Enerplus, pursuant to which the business carried on by the Fund was reorganized from an income trust structure under the Fund to a corporate structure under Enerplus

“Enerplus” or the “Company” means Enerplus Corporation and, where the context permits, includes its subsidiaries

“F&D costs” means finding and development costs

“FD&A costs” means finding, development and acquisition costs

“Form of Proxy” means a form of proxy or voting instruction form, as applicable, accompanying this Information Circular

“G&A costs” means general and administrative costs

“HSRE” means health, safety, regulatory and environmental

“Hugessen” means Hugessen Consulting

“IFRS” means International Financial Reporting Standards

“Incentive Rights” means rights to acquire Common Shares granted under the Rights Incentive Plan

“Mercer” means Mercer (Canada) Limited

“Mcf” means one thousand cubic feet

“MMBOE” means millions of barrels of oil equivalent. A BOE conversion ratio of 6 Mcf: 1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value

“Notice of Meeting” means the Notice of Annual Meeting of Shareholders accompanying this Information Circular

“NYSE” means the New York Stock Exchange

“OOIP” is the crude oil portion of discovered petroleum initially-in-place (“PIIP”).  PIIP is the quantity of petroleum that is estimated to be contained in known accumulations prior to production. The recoverable portion of discovered PIIP includes production, reserves and contingent resources; the remainder is unrecoverable. Discovered Original Oil in Place (“OOIP”) is not defined in NI 51-101 and does not have a standardized meaning under NI 51-101.

“Options” means stock options to acquire Common Shares under the Stock Option Plan

“PSUs” means notional performance share units granted pursuant to the 2011 Executive PSU Plan and the Share Award Incentive Plan

“Proxy Deadline” means at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) before the Meeting or any adjournment(s) thereof

“Record Date” means March 27, 2015

“Registered Shareholders” means Shareholders who hold Common Shares in their own name

“Reserves Replacement Ratio” is equal to the sum of proved plus probable reserves additions and revisions, excluding acquisitions and dispositions, divided by annual production

“Rights Incentive Plan” means Enerplus’ Rights Incentive Plan (prior to January 1, 2011, the Trust Unit Rights Incentive Plan) dated effective June 21, 2001, as amended and restated effective January 1, 2011

“RSUs” means notional restricted share units granted pursuant to the Share Award Incentive Plan

“Sarbanes—Oxley Act” means the U.S. Sarbanes—Oxley Act of 2002

“Savings Plan” means Enerplus’ employee savings plan

“Security-Based Compensation Arrangement” generally means any other plan under which Common Shares can be issued from Enerplus’ treasury

“Share Award Incentive Plan” means Enerplus’ Share Award Incentive Plan dated effective February 20, 2014 as amended and restated effective February 2015

“Share Awards” means the RSU awards and the PSU awards

“Shareholders” means holders of Common Shares

“Stock Option Plan” means Enerplus’ Stock Option Plan dated effective January 1, 2011

Termination For “Good Reason” generally means the occurrence of any one or more of the following events, whether or not any one of such events would, in and of itself, constitute constructive dismissal at common law:

(a)                                 the aggregate remuneration of the executive is materially reduced or not paid when due

(b)                                 Enerplus requires the executive, without the executive’s agreement, to be based anywhere other than Enerplus’ principal offices on a non-temporary basis

(c)                                  the executive is subject to a material reduction in the executive’s overall responsibility

(d)                                 Enerplus fails to continue in effect any aspect of the executive’s remuneration without providing the executive with a substantially similar level of compensation and benefits (or, where applicable, a reasonable and realistic opportunity to achieve a substantially similar level of performance-based compensation or benefits)

(e)                                  any failure by any successor of Enerplus to assume and agree to be bound by the provisions of the executive employment agreements

“TSX” means the Toronto Stock Exchange

“S&P/TSX E&P Index” means the S&P/TSX Oil and Gas Exploration and Production Index

“TSR” means total shareholder return as described under the various plans

“U.S. GAAP” means U.S. generally accepted accounting principles

Enerplus Corporation

The Dome Tower

3000, 333 - 7th Avenue S.W.

Calgary, Alberta, Canada

T2P 2Z1

Telephone:  (403) 298-2200

Toll Free Telephone:  1-800-319-6462

Fax:  (403) 298-2211

www.enerplus.com